# Liberty Property Trust

2001 Annual Report




LIBERTY
PROPERTY TRUST





## Enhancing people's lives through extraordinary work environments


"We don't feel like tenants, you make us feel like friends."
LIBERTY

## Company Profile

Liberty Property Trust (NYSE:LRY) is a leading commercial real estate company that develops, acquires and manages quality office and industrial properties in the United States and Europe.

Liberty's 50 million square foot portfolio provides extraordinary work environments for nearly 2,000 companies.

# Financial Highlights

| (in thousands except per share amounts and number of properties) | 2001 | 2000 | 1999 | 1998 | 1997 |
|---|---|---|---|---|---|
| | | As of and for the year ended December 31, | | | |
| Revenue from Real Estate | **$ 580,308** | $ 528,589 | $ 466,522 | $ 382,980 | $ 225,361 |
| EBITDA | **$ 400,340** | $ 383,350 | $ 340,120 | $ 263,226 | $ 160,788 |
| Net Income | **$ 166,537** | $ 159,271 | $ 141,324 | $ 108,615 | $ 60,444 |
| Net Income per Share (Diluted) | **$ 2.15** | $ 2.17 | $ 1.95 | $ 1.59 | $ 1.38 |
| Funds from Operations | **$ 262,782** | $ 234,194 | $ 210,982 | $ 173,829 | $ 102,519 |
| Funds from Operations per Share | **$ 3.42** | $ 3.17 | $ 2.89 | $ 2.56 | $ 2.21 |
| Dividends Paid per Share | **$ 2.30**(1) | $ 2.13 | $ 1.87 | $ 1.71 | $ 1.65 |
| Number of Properties Owned | **645** | 652 | 634 | 608 | 441 |
| Square Feet of Properties Owned | **49,771** | 48,216 | 46,219 | 44,168 | 32,453 |
| Real Estate Assets before Depreciation | **$3,758,550** | $3,543,301 | $3,254,751 | $3,028,142 | $2,106,028 |
| Total Assets | **$3,552,825** | $3,396,355 | $3,118,133 | $2,931,408 | $2,093,858 |
| Market Capitalization | **$4,308,954** | $4,019,455 | $3,489,649 | $3,294,534 | $2,723,393 |

*(1) Reflects increase in dividend effective as of third quarter. Current annualized dividend rate is $2.36.*

**Revenue from Real Estate**
*(in millions)*


$225
$383
$467
$529
$580
'97
'98
'99
'00
'01

**Funds from Operations**
*(per share)*


$2.21
$2.56
$2.89
$3.17
$3.42
'97
'98
'99
'00
'01

**Market Capitalization**
*(in millions)*


$2,723
$3,295
$3,490
$4,019
$4,309
'97
'98
'99
'00
'01

Two years ago in this letter we wrote, "It has been difficult for REITs to find a following... among the larger investing public." We thought that as investors became educated about the diversification and income benefits presented by REITs, this would change.

Diversification and current income have come back in fashion lately. If any year demonstrated that real estate investment trusts could offer these benefits, it was 2001. We are very pleased that in a difficult environment, Liberty provided our shareholders with stability, a solid dividend, and an attractive return on their investment. In a year when the S&P produced an annual return of -11.9% and the Nasdaq -21.1%, Liberty provided shareholders with a 13.2% total return.

### Earnings and dividend growth

Although the economy and the real estate markets suffered downturns in 2001, Liberty grew funds from operations by 7.9% to $3.42 per share. Revenue increased by 9.8% to $580 million.

We have increased our dividend for six straight years. Remember, that in order to retain their tax-free status, REITs must comply with IRS minimum dividend distribution requirements. The 2001 increase of 3.5% increased the annualized dividend per share from $2.28 to $2.36.

As dividends are a key component of a REIT's total return, investors often inquire about the certainty of our dividend. We share this concern, and are confident that our retained cash flow provides us a cushion against an economic downturn.

**Dividend Growth**
*(per share annualized, as of December 31)*


$1.68
$1.80
$2.08
$2.28
$2.36
'97
'98
'99
'00
'01

### Operating performance

Liberty has three avenues of growth: property acquisitions, development, and achieving rental rate and occupancy increases in our core portfolio. With few properties available for acquisition at attractive prices in 2001, our growth was primarily due to development and core portfolio performance.

Our development pipeline continued to generate outstanding results. We brought 27 properties into service, achieving a 12.2% return on our $235 million investment. The returns we achieve on our development remain among the highest in the industry.

**William P. Hankowsky**
*President and Chief Investment Officer*





**George J. Alburger, Jr.**
*Executive Vice President and Chief Financial Officer*

Our core portfolio performance was also very good. Although occupancy declined during the year from 96.1% to 94.1%, rental rate increases offset this decline. As a result, net operating income on a cash basis for the same store group of properties increased by 2.6%.

In light of the extremely difficult operating environment, these achievements speak volumes about the ability and focus of Liberty employees.

### The business environment

Business began to slow early in the year, and we became concerned about tenant demand during the first quarter of 2001. We moved quickly to halt a number of development projects and place primary focus on maintaining core portfolio occupancy.

As the year progressed, and the tragedy of September 11 deepened the uncertainty concerning the economy, demand continued to slacken. Although the real estate marketplace reacted through the year with a decrease in construction starts, the large inventory of existing space for lease and sublease, along with fewer prospects for completed development projects, resulted in a record increase in office vacancy in the fourth quarter.

**Robert E. Fenza**
*Executive Vice President and Chief Operating Officer*





**Willard G. Rouse III**
*Chairman and Chief Executive Officer*

We responded throughout the year by working hard to fill empty space, increasing the intensity of our customer service focus to maintain occupancy, and using our market knowledge and our experience to respond quickly to these changing conditions. As a result, Liberty was able to produce same store growth and make significant progress in the leasing of our development pipeline in a very challenging environment.

We also maintained the strength and flexibility of our balance sheet. The solidity of Liberty's financial base was underscored when both Moody's Investors Service and Standard & Poor's upgraded our corporate credit ratings to Baa2 and BBB, respectively.

## 2002 outlook

We have been approaching 2002 in the same manner as 2001. Although business in general may ebb and flow, and has shown some recent improvement, it would not be prudent to run the business as if we are anticipating a quick turnaround. Fighting through three recessions taught us that complacency is the enemy, and a head-down focus on the objective — keeping our buildings occupied — will help us outperform our markets.

The ability to outperform our competition is particularly important now. It is why shareholders have placed their hard-earned dollars with us.

## Stability and strength

The value of our operating strategy, to create stability through diversification of product and markets, is reflected in our performance. The diversity of our portfolio, our markets, and our tenants, supported by our conservative financial policy, provides us with a very strong platform.

Our focus on both office and industrial properties lends stability to the portfolio. Industrial markets typically experience less stress than office markets during recessions, and this recession is no different — our industrial portfolio was over 95% leased at year-end. Office properties, on the other hand, tend to be more prone to occupancy declines than industrial, but offer the opportunity for greater rent increases. Although our office occupancy declined significantly during 2001, to just under 92%, increases in rents on new and renewal leases in the office portfolio provided the strong growth in our core portfolio for the year.

We operate in diverse and resilient markets — though currently soft, our markets have not experienced the severe declines that took place in many of the nation's "hot" markets. Generally, our markets outperformed the national real estate markets, and Liberty outperformed our markets. How? Intense focus on the customer.

**Payout Ratio**


72.4%
68.2%
69.3%
70.4%
68.6%
'97
'98
'99
'00
'01

When market occupancies are declining and tenants have more choices, customer service is more important than ever. In the past two years, Liberty has invested heavily in new approaches to customer service, programs to standardize service levels throughout our portfolio, and benchmarking performance levels to determine areas for future focus. These initiatives have led to Liberty receiving top honors in the 2001 National Commercial Real Estate Customer Service Awards Program, for the highest level of tenant satisfaction. But more importantly, this performance has allowed us to continue to widen the gap between market occupancy and our portfolio's occupancy.

### Investing in our people

The most prudent investment Liberty can make is in our people. It's a cliché for companies to say their people are their greatest asset, but we truly believe that in the real estate business, the key to success is people.

About two years ago, we embarked on a plan to invest even more significantly in Liberty employees. We recognized that Liberty is a growing company whose future depends on the quality of our people and our management. We needed to continue to create opportunities for our people to grow within the organization, enhance their skills and give them the opportunity to acquire additional skills, and bolster our talent by attracting the best people in the industry.

The program is still evolving, but today I am more confident than ever in the ability of our people to drive this company's growth in the future. I am particularly confident given our recent promotion of Bill Hankowsky to president. Since joining Liberty over a year ago, Bill has brought a broad strategic perspective and a keen business eye to our team. Bill, and all of our senior management team, is experienced, talented, honorable, and incredibly focused. Our organization includes the best property managers, tenant service specialists, marketers, managers, administrators, accountants, analysts, and attorneys in real estate today. They have truly been an inspiration to me, personally, as well as catalysts for value creation for shareholders.

### Difficult times

More than most years, 2001 brought difficulty and sadness to many people. On a personal note, in the last days of the year I found out that I have lung cancer. I mention this only to thank all those who expressed their concern and to let everyone know that my treatment program has gone very well. The support I've received has been instrumental in helping me achieve those results.

To our employees, our friends, our tenants, and everyone who suffered through so much loss on and after September 11, our hearts go out to you. Our condolences also to the family of Rebecca O'Connell, a great lady who was a member of our Richmond team for more than five years. We mourn her loss to cancer, and remember her courage and spirit.

Sincerely yours,

Willard G. Rouse III
*Chairman and Chief Executive Officer*

**Return on Assets**



11.5%
11.6%
11.7%
12.1%
12.5%
'97
'98
'99
'00
'01


**Compound Annual Return**
*(as of December 31, 2001)*



Liberty
NAREIT Equity
S&P 500
NASDAQ
13.2%
13.9%
-11.9%
-21.1%
15.7%
11.2%
-1.0%
-3.8%
11.1%
6.4%
10.7%
8.6%
1 Year
3 Year
5 Year


"The building, the service, the environment – it's all great."
"The entire Liberty staff is extremely professional, courteous and responsive. We couldn't ask for a better landlord."
"Service has been excellent. We made the right decision regarding our new office space."

# Liberty Property Trust 2001 Milestones:

**February**
- *Liberty completes a 275,000 square foot distribution facility in Romulus, Michigan for Gage Marketing Services.*

**March**
- *Liberty issues $250 million of 7.25% senior notes.*

**April**
- *Standard & Poor's raises its corporate credit rating for Liberty to BBB.*
- *Liberty's Jacksonville team receives numerous Building Owners and Managers (BOMA) awards for outstanding properties.*
- *Liberty begins development of a 100,000 square foot distribution facility in New Jersey for Direct Mail and Fulfillment Services.*

**May**
- *Moody's Investors Service raises its corporate credit rating for LRY to Baa2.*
- *Liberty announces design of proposed 1.1 million square foot office complex in Philadelphia.*
- *More than 250 people attend Liberty's annual shareholders' meeting and first annual "state of the real estate industry" panel discussion in Philadelphia.*

**June**
- *State-of-the-art, 1.1 million square foot distribution facility for TJX Companies is completed in Philadelphia.*

**July**
- *Fitch Ratings initiates coverage of Liberty, with a BBB rating.*

**August**
- *Levelor decides to locate a new call center operation at Liberty's Mendenhall at Piedmont Centre in High Point, North Carolina.*

**September**
- *Liberty raises its dividend on common shares by 3.5%.*
- *Cendant Mortgage Corporation chooses Liberty to develop a 175,000 square foot office facility in Mt. Laurel, New Jersey.*
- *Liberty I in Milwaukee, Wisconsin is named BOMA's building of the year.*

**October**
- *Liberty C.A.R.E.S customer service initiative is launched, with a multi-point operating program for ensuring customer satisfaction across all regions of the country.*
- *Daniel Garton, Executive Vice President of Customer Service for American Airlines, joins Liberty's board of trustees.*
- *David Jellison, head of Liberty's Minnesota operation, takes the helm as Chairman of the National Association of Office and Industrial Parks.*

**November**
- *Liberty is chosen by PP&L Corporation to develop its new corporate headquarters in Allentown, Pennsylvania.*
- *Liberty's Philadelphia team receives numerous BOMA awards for property excellence.*
- *The Minnesota team receives the Commuter's Choice award for promoting the use of transportation alternatives to reduce congestion and pollution.*

**December**
- *Liberty sells its Charleston, South Carolina portfolio of properties for $74 million.*
- *Construction begins on a 197,000 square foot build-to-suit office project in King of Prussia, Pennsylvania for GlaxoSmithKline.*
- *The Lehigh Valley, Pennsylvania team leases 700,000 square feet of space in development properties.*

**Square Feet**
*(in millions)*


32.5
44.2
46.2
48.2
49.8
'97
'98
'99
'00
'01

**Occupancy**


94.6%
95.0%
94.9%
96.1%
94.1%
'97
'98
'99
'00
'01

**Our Largest Tenants**

The Vanguard Group
Aetna US Healthcare
PNC Bank
Capital One Services
United States Government
TJX Companies
Vistakon Division of Johnson & Johnson
Express Scripts
Kellogg USA
General Motors Acceptance Corporation



*"Liberty Property Trust does a superb job for their tenants as well as many things for the good of the community!"*

*"Liberty does a wonderful job. They are the best in the business."*

*"There is an obvious commitment to service that includes just the right personal touch."*

As of December 31, 2001, Liberty's portfolio consisted of 645 industrial and office properties. Liberty also had 43 properties under development.

Liberty's industrial properties are comprised of distribution facilities providing for the warehousing and distribution of products, and flex properties which allow for a variety of warehouse, distribution, service, assembly, light manufacturing and research and development activities. The office properties are multi-story and single-story buildings located in prime business locations. The majority of Liberty's properties are located in mixed-use or office parks, including:

Pompano Business Park
Pompano Beach, FL
*492,000 square feet*

Huntington Business Center
Miramar, FL *396,000 square feet*

Center Pointe Business Park
Jacksonville, FL *580,000 square feet*

Deerwood Center
Jacksonville, FL *641,000 square feet*

Liberty Business Park
Jacksonville, FL *482,000 square feet*

Cypress Park
Orlando, FL *364,000 square feet*

Orlando Central Park
Orlando, FL *340,000 square feet*

Northport
Tampa, FL *128,000 square feet*

Silo Bend
Tampa, FL *342,000 square feet*

Woodland Corporate Center
Tampa, FL *794,000 square feet*

Patuxent Woods
Columbia, MD *198,000 square feet*

Rivers Business Commons
Columbia, MD *102,000 square feet*

Madison Heights Business Park
Madison Heights, MI
*677,000 square feet*

Maple Research Park
Troy, MI *281,000 square feet*

Technology Park
Farmington Hills, MI
*224,000 square feet*

Troy Industrial Parks
Troy, MI *617,000 square feet*

West Technology Park
Farmington Hills, MI
*291,000 square feet*

Flying Cloud Corporate Campus
Eden Prairie, MN *196,000 square feet*

Northwest Business Campus
Plymouth, MN *174,000 square feet*

Shady Oaks Business Center
Eden Prairie, MN *304,000 square feet*

3M Corridor
Moorestown - Mt. Laurel -
Marlton, NJ *1,895,000 square feet*

Commodore Business Center
Bridgeport, NJ *862,000 square feet*

Pureland Industrial Complex
Bridgeport, NJ *1,857,000 square feet*

Green Point Business Park
High Point, NC *246,000 square feet*

Mendenhall Business Park
High Point, NC *451,000 square feet*

Federal Ridge
High Point, NC *425,000 square feet*

Eagle Hill Business Park
High Point, NC *271,000 square feet*

The Boulders
Rock Creek, NC *303,000 square feet*

Masco Park
High Point, NC *345,000 square feet*

Boulder Business Center
Allentown, PA *2,600,000 square feet*

Lehigh Valley Corporate Center
Bethlehem, PA *600,000 square feet*

Lehigh Valley Industrial Park
Allentown – Bethlehem, PA
*1,300,000 square feet*

Meadows Business Center
Allentown, PA *737,000 square feet*

Brandywine Business Center
West Chester, PA *310,000 square feet*

Great Valley Corporate Center
Malvern, PA *2,900,000 square feet*

Pennsylvania Business Campus
Horsham, PA *2,400,000 square feet*

Renaissance Park
King of Prussia, PA
*983,000 square feet*

Independence Corporate Park
Greenville, SC *161,000 square feet*

Liberty Square
Greenville, SC *421,000 square feet*

Eastport Center
Richmond, VA *790,000 square feet*

Fairgrounds Distribution Center
Richmond, VA *2,156,000 square feet*

Innsbrook Corporate Center
Richmond, VA *507,000 square feet*

River's Bend Business Center
Richmond, VA *797,000 square feet*

Liberty Executive Park
Chesapeake, VA *150,000 square feet*

Reflections Office Park
Virginia Beach, VA *200,000 square feet*

Liberty at Park Place
Milwaukee, WI *444,000 square feet*

King's Hill
United Kingdom *299,000 square feet*

**Market Diversification**
*(by base rent)*


30% Southeastern Pennsylvania
11% Lehigh Valley
11% Michigan
9% Virginia
8% Jacksonville
7% New Jersey
7% Minnesota
6% The Carolinas
South Florida 3%
Tampa 3%
Maryland 3%
United Kingdom 2%

**Building Type**
*(by base rent)*


Office 51%
24% Industrial Distribution
25% Industrial Flex

# Financial Contents

The following table sets forth Selected Financial Data for Liberty Property Trust as of and for the years ended December 31, 2001, 2000, 1999, 1998, and 1997. The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and notes thereto appearing elsewhere in this report. Certain amounts from prior years have been reclassified to conform to current-year presentation.

**Liberty Property Trust**

*Year Ended December 31,*

| *(In thousands, except per share amounts)* | **2001** | 2000 | 1999 | 1998 | 1997 |
|---|---|---|---|---|---|
| **Operating Data** | | | | | |
| Total revenue | **$587,165** | $532,963 | $472,498 | $388,378 | $229,999 |
| Rental and real estate tax expense | **167,888** | 148,739 | 129,439 | 108,345 | 61,079 |
| Interest expense | **112,006** | 108,295 | 99,663 | 78,617 | 51,067 |
| General and administrative expenses | **21,052** | 19,260 | 16,127 | 15,522 | 10,650 |
| Depreciation and amortization | **102,626** | 93,472 | 84,464 | 67,932 | 40,752 |
| Income before property dispositions, extraordinary item and minority interest | **183,593** | 163,197 | 142,805 | 117,962 | 66,451 |
| Gain (loss) on property dispositions | **2,115** | 18,386 | 13,188 | (1,285) | 2,518 |
| Income before extraordinary item and minority interest | **185,708** | 181,583 | 155,993 | 116,677 | 68,969 |
| Extraordinary item – loss on extinguishment of debt | — | 2,103 | 1,145 | — | 2,919 |
| Income before minority interest | **185,708** | 179,480 | 154,848 | 116,677 | 66,050 |
| Minority interest | **19,171** | 20,209 | 13,524 | 8,062 | 5,606 |
| Net income | **166,537** | 159,271 | 141,324 | 108,615 | 60,444 |
| Preferred share distributions | **11,000** | 11,000 | 11,000 | 11,000 | 4,247 |
| Income available to common shareholders | **$155,537** | $148,271 | $130,324 | $ 97,615 | $ 56,197 |
| Distributions paid on common shares and units | **$171,513** | $153,657 | $133,387 | $109,361 | $ 70,615 |
| Distributions paid on preferred shares and units | **$ 21,613** | $ 21,070 | $ 14,784 | $ 11,000 | $ 2,414 |
| **Per Share Data** | | | | | |
| Earnings per share | | | | | |
| Basic: | | | | | |
| Income per common share before extraordinary item | **$ 2.19** | $ 2.23 | $ 1.98 | $ 1.60 | $ 1.45 |
| Extraordinary item | **$ —** | $ (0.03) | $ (0.02) | $ — | $ (0.06) |
| Income per common share | **$ 2.19** | $ 2.20 | $ 1.96 | $ 1.60 | $ 1.39 |
| Diluted: | | | | | |
| Income per common share before extraordinary item | **$ 2.15** | $ 2.20 | $ 1.97 | $ 1.59 | $ 1.44 |
| Extraordinary item | **$ —** | $ (0.03) | $ (0.02) | $ — | $ (0.06) |
| Income per common share | **$ 2.15** | $ 2.17 | $ 1.95 | $ 1.59 | $ 1.38 |
| Distributions paid per common share | **$ 2.30** | $ 2.13 | $ 1.87 | $ 1.71 | $ 1.65 |
| Distributions paid per preferred share | **$ 2.20** | $ 2.20 | $ 2.20 | $ 2.20 | $ 0.48 |
| Weighted average number of shares outstanding – basic[1] | **71,184** | 67,442 | 66,495 | 61,036 | 40,493 |
| Weighted average number of shares outstanding – diluted[2] | **73,580** | 68,173 | 66,727 | 61,315 | 40,806 |

*(continued)*

## Selected Financial Data

*continued*

**Liberty Property Trust**

*As of and for the year ended December 31,*

| *(Dollars in thousands)* | **2001** | 2000 | 1999 | 1998 | 1997 |
|---|---|---|---|---|---|
| **Other Data** | | | | | |
| Cash provided by operating activities | **$ 303,697** | $ 240,735 | $ 212,421 | $ 219,223 | $ 136,596 |
| Cash used by investing activities | **(233,198)** | (308,750) | (238,778) | (839,542) | (864,562) |
| Cash (used) provided by financing activities | **(55,747)** | 63,589 | 21,030 | 579,631 | 763,433 |
| Funds from operations[3] | **262,782** | 234,194 | 210,982 | 173,829 | 102,519 |
| **Balance Sheet Data** | | | | | |
| Net real estate | **$3,353,933** | $3,208,886 | $2,984,577 | $2,819,119 | $1,956,717 |
| Total assets | **3,552,825** | 3,396,355 | 3,118,133 | 2,931,408 | 2,093,858 |
| Total indebtedness | **1,753,131** | 1,703,896 | 1,491,238 | 1,423,843 | 960,134 |
| Shareholders' equity | **1,423,422** | 1,320,805 | 1,294,607 | 1,267,036 | 955,595 |
| **Other Data** | | | | | |
| Total leaseable square footage of properties at end of period (in thousands) | **49,771** | 48,216 | 46,219 | 44,168 | 32,453 |
| Number of properties at end of period | **645** | 652 | 634 | 608 | 441 |
| Percentage leased at end of period | **94%** | 96% | 95% | 95% | 95% |

*(1) Basic weighted average number of shares includes only vested Common Shares outstanding during the year.*

*(2) Diluted weighted average number of shares outstanding includes the dilutive effect of outstanding options and, for the year ended December 31, 2001, the dilutive effect of Convertible Debentures. For the years ended December 31, 2000, 1999, 1998 and 1997, such number excludes Common Shares issuable upon conversion of the Convertible Debentures, because to do so would have been antidilutive.*

*(3) "Funds from operations" is defined by the National Association of Real Estate Investment Trusts ("NAREIT") as net income (computed in accordance with generally accepted accounting principles ("GAAP")), excluding gains (or losses) from sales of property, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Funds from operations does not represent net income or cash flows from operations as defined by GAAP and does not necessarily indicate that cash flows will be sufficient to fund cash needs. It should not be considered as an alternative to net income as an indicator of the Company's operating performance or to cash flows as a measure of liquidity. Funds from operations also does not represent cash flows generated from operating, investing or financing activities as defined by GAAP.*

### Overview

In 2001, the Company continued to focus on creating value and increasing profitability and cash flow. With respect to its core portfolio of Properties in Operation, the Company endeavors to maintain and increase its occupancy levels while increasing rental rates. The Company pursues development opportunities that it believes will create value and yield high returns. The Company also acquires properties which it believes will provide high returns and create long-term value, and disposes of Properties which no longer fit within the Company's strategic objectives or in situations where it can optimize cash proceeds.

The Company's operating results depend primarily upon income from rental operations. This income is substantially influenced by rental demand for the Properties in Operation. The general slowdown in the economy has negatively affected occupancy rates, primarily in the higher paying office portion of the portfolio. The occupancy rate of the Properties in Operation decreased to 94.1% as of December 31, 2001 from 96.1% as of December 31, 2000, and the occupancy rate of the office portfolio decreased to 91.3% as of December 31, 2001 from 94.2% as of December 31, 2000. Rental operations have been negatively impacted by occupancy declines. This decline is partially offset by rental rate increases the Company has realized on renewal and replacement leases. To the extent this trend continues, the Company may experience little to no increase in Same Store property-level operating income.

The Company also seeks to achieve growth in operating income from its development pipeline activity. The decline in demand for real estate has also impacted the pre-leasing of the Properties Under Development and has resulted in a decrease in the number of development starts during the year ended December 31, 2001. If this trend continues, the contribution to growth in income from Properties Under Development may decline. The Company anticipates that its development efforts in 2002 will be principally focused on build-to-suit development opportunities.

As noted above, the Company also seeks to acquire and dispose of Properties in appropriate circumstances. The Company anticipates that this activity will continue in a manner consistent with the activity in 2001.

### Forward-Looking Statements

When used throughout this report, the words "believes," "anticipates," and "expects" and similar expressions are intended to identify forward-looking statements. Such statements indicate that assumptions have been used that are subject to a number of risks and uncertainties which could cause actual financial results or management plans and objectives to differ materially from those projected or expressed herein, including: the effect of national and regional economic conditions; the Company's ability to identify and secure additional properties and sites that meet its criteria for acquisition or development; the availability and cost of capital; and the effect of prevailing market interest rates; and other risks described from time to time in the Company's filings with the Securities and Exchange Commission. Given these uncertainties, readers are cautioned not to place undue reliance on such statements.

### Critical Accounting Policies

The Company's discussion and analysis of its financial condition and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires the Company to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. The Company bases these estimates, judgments and assumptions on historical experience and on other various factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

The Company believes the following critical policies affect its more significant estimates and assumptions used in preparation of its consolidated financial statements.

### Capitalized Costs

Expenditures directly related to acquisition, or improvement of real estate, including interest and other costs capitalized during development, are included in net real estate and are stated at cost. The capitalized costs include pre-construction costs essential to the development of the property, development and construction costs, interest costs, real estate taxes, salaries and other costs incurred during the period of development. Expenditures for maintenance and repairs are charged to operations as incurred.

## Allowance for Doubtful Accounts

The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its tenants to make required rental payments.

## Impairment of Real Estate

The Company evaluates its real estate investments upon occurrence of significant adverse changes in their operations to assess whether any impairment indicators are present that affect the recovery of the recorded value. If any real estate investment is considered impaired, a loss is provided to reduce the carrying value of the property to its estimated fair value. As of December 31, 2001 and 2000, none of the Company's assets were considered impaired.

## Results of Operations

The following discussion is based on the consolidated financial statements of the Company. It compares the results of operations of the Company for the year ended December 31, 2001 with the results of operations of the Company for the year ended December 31, 2000, and the results of operations of the Company for the year ended December 31, 2000 with the results of operations of the Company for the year ended December 31, 1999. As a result of the varying level of development, acquisition and disposition activities by the Company in 2001 and 2000, the overall operating results of the Company during such periods are not directly comparable. However, certain data, including the "Same Store" comparison, do lend themselves to direct comparison.

This information should be read in conjunction with the accompanying consolidated financial statements and notes included elsewhere in this report.

## Comparison of Year Ended December 31, 2001 to Year Ended December 31, 2000.

Total revenue (principally rental revenue and operating expense reimbursement) increased to $587.2 million for the year ended December 31, 2001 from $533.0 million for the year ended December 31, 2000. This increase was primarily due to the net increased investment in properties developed, acquired, or disposed of during the respective periods.

The following is a summary of the Company's acquisition, development and disposition activity for the years ended December 31, 2001 and 2000:

| | 2001 | | 2000 | |
|---|---|---|---|---|
| | **Number of Buildings** | **Total Investment[1] or Proceeds** | Number of Buildings | Total Investment[1] or Proceeds |
| | | *(In millions)* | | *(In millions)* |
| Properties owned as of: | | | | |
| Beginning January 1 | 652 | | 634 | |
| Acquisitions | 4 | $ 36.9 | 14 | $ 105.2 |
| Completed developments | 26 | 230.3 | 24 | 173.5 |
| Dispositions | (37) | (141.2) | (20) | (104.4) |
| Ending December 31 | 645 | | 652 | |

*(1) The "Total Investment" for a Property is defined as the Property's purchase price plus closing costs and management's estimate, as determined at the time of acquisition, of the cost of necessary building improvements in the case of acquisitions, or land costs and land and building improvement costs in the case of development projects, and where appropriate, other development costs and carrying costs required to reach rent commencement.*

Additionally, the Company sold eight parcels of land for approximately $6.7 million during the year ended December 31, 2001 as compared to 11 parcels of land for approximately $18.1 million during the year ended December 31, 2000.

The operating expense recovery percentage (the ratio of operating expense reimbursement to rental property expenses and real estate taxes) decreased to 95.7% for the year ended December 31, 2001 from 97.0% for the year ended December 31, 2000, due to the decrease in average occupancy during the year.

Rental property and real estate tax expenses increased to $167.9 million for the year ended December 31, 2001 from $148.7 million for the year ended December 31, 2000. This increase is due to the increase in the investment in properties owned during the respective periods. Increases in rental property and real estate tax expense are generally offset by increases in operating expense reimbursements.

Property level operating income for the "Same Store" properties (properties owned since January 1, 2000) increased to $343.7 million for the year ended December 31, 2001 from $337.2 million for the year ended December 31, 2000, on a straight line basis (which recognizes rental revenue evenly over the life of the lease), and increased to $337.6 million for the year ended December 31, 2001 from $329.0 million for the year ended December 31, 2000, on a cash basis. These increases of 1.9% and 2.6%, respectively, are primarily due to increases in rental rates, partially offset by a decrease in occupancy, primarily in the office portion of the portfolio.

Set forth below is a schedule comparing the property level operating income, on a straight line basis and on a cash basis, for the Same Store properties for the years ended December 31, 2001 and 2000 (in thousands).

| | Straight Line Basis | | Cash Basis | |
|---|---|---|---|---|
| | **2001** | 2000 | **2001** | 2000 |
| Rental revenue | **$ 349,207** | $ 340,961 | **$ 343,075** | $ 332,718 |
| Operating expense: | | | | |
| Rental property expense | **95,862** | 89,173 | **95,862** | 89,173 |
| Real estate taxes | **48,339** | 46,034 | **48,339** | 46,034 |
| Operating expense recovery | **(138,687)** | (131,483) | **(138,687)** | (131,483) |
| Unrecovered operating expenses | **5,514** | 3,724 | **5,514** | 3,724 |
| Property level operating income | **$ 343,693** | $ 337,237 | **$ 337,561** | $ 328,994 |

General and administrative expenses increased to $21.1 million for the year ended December 31, 2001 from $19.3 million for the year ended December 31, 2000. These increases are primarily due to the ongoing funding of initiatives which the Company undertook related to training, internal assurance, property management and marketing.

Depreciation and amortization expenses increased to $102.6 million for the year ended December 31, 2001 from $93.5 million for the year ended December 31, 2000. This increase is due to the increase in the investment in properties owned during the respective periods.

Interest expense increased to $112.0 million for the year ended December 31, 2001 from $108.3 million for the year ended December 31, 2000. This increase is due to an increase in the average debt outstanding for the respective periods which was $1,747.9 million in 2001 and $1,589.8 million in 2000. This increase was partially offset due to a decrease in the weighted average interest rates for the periods, to 7.46% in 2001 from 7.57% in 2000.

Costs directly related to the development of rental properties are capitalized. Capitalized development costs include interest, salaries, property taxes, insurance and other directly identifiable costs during the period of development. Capitalized salaries historically represent approximately 1% of the cost of developed properties brought into service. These amounts are not included in general and administrative expenses as discussed above. Capitalized interest for the year ended December 31, 2001 was $22.3 million as compared to $17.8 million for the year ended December 31, 2000. These costs are not included in the interest expense as discussed above.

In 2001, the Company realized a gain on property dispositions of $2.1 million, due to the sale of 37 Properties in Operation, two Properties Under Development and eight parcels of land for an aggregate of $157.1 million. In 2000, the Company realized a gain on property dispositions of $18.4 million, due to the sale of 20 Properties in Operation and 11 parcels of land for an aggregate of $122.5 million.

In 2000, the Company repurchased $10.9 million principal amount of its Convertible Debentures resulting in the recognition of an extraordinary loss of $2.1 million. This loss represents the redemption premium and the write-off of related deferred financing costs.

As a result of the foregoing, the Company's income before minority interest increased to $185.7 million for the year ended December 31, 2001 from $179.5 million for the year ended December 31, 2000. In addition, net income increased to $166.5 million for the year ended December 31, 2001 from $159.3 million for the year ended December 31, 2000.

**Comparison of Year Ended December 31, 2000 to Year Ended December 31, 1999.**
Total revenue (principally rental revenue and operating expense reimbursement) increased to $533.0 million for the year ended December 31, 2000 from $472.5 million for the year ended December 31, 1999. This increase was primarily due to the net increased investment in properties developed, acquired or disposed of during the respective periods.

The following is a summary of the Company's acquisition, development and disposition activity for the years ended December 31, 2000 and 1999:

| | 2000 | | 1999 | |
|---|---|---|---|---|
| | Number of Buildings | Total Investment or Proceeds | Number of Buildings | Total Investment or Proceeds |
| | | (In millions) | | (In millions) |
| Properties owned as of: | | | | |
| Beginning January 1 | 634 | | 608 | |
| Acquisitions | 14 | $ 105.2 | 13 | $ 63.1 |
| Completed Developments | 24 | 173.5 | 41 | 285.7 |
| Dispositions | (20) | (104.4) | (28) | (109.9) |
| Ending December 31 | 652 | | 634 | |

Additionally, the Company sold 11 parcels of land for approximately $18.1 million during the year ended December 31, 2000 as compared to six parcels of land for approximately $8.8 million during the year ended December 31, 1999.

Furthermore, total revenue increased because the operating expense recovery percentage (the ratio of operating expense reimbursement to rental property expenses and real estate taxes) increased to 97.0% for the year ended December 31, 2000 from 95.5% for the year ended December 31, 1999 due to the increase in average occupancy during the year.

Rental property and real estate tax expenses increased to $148.7 million for the year ended December 31, 2000 from $129.4 million for the year ended December 31, 1999. This increase is due to the increase in the investment in properties owned during the respective periods.

Property level operating income for the "Prior Year Same Store" properties (properties owned since January 1, 1999) increased to $309.2 million for the year ended December 31, 2000 from $298.5 million for the year ended December 31, 1999 on a straight line basis, (which recognizes rental revenue evenly over the life of the lease), and increased to $303.0 million for the year ended December 31, 2000 from $292.3 million for the year ended December 31, 1999, on a cash basis. These increases, each equaling 3.6%, are primarily due to increases in rental rates, and to a modest extent due to increases in occupancy.

Set forth below is a schedule comparing the property level operating income, on a straight line basis and on a cash basis, for the Prior Year Same Store properties for the years ended December 31, 2000 and 1999 (in thousands).

| | Straight Line Basis | | Cash Basis | |
|---|---|---|---|---|
| | 2000 | 1999 | 2000 | 1999 |
| Rental revenue | $ 312,856 | $ 302,665 | $ 306,692 | $ 296,521 |
| Operating expense: | | | | |
| Rental property expense | 80,342 | 77,125 | 80,342 | 77,125 |
| Real estate taxes | 42,136 | 37,114 | 42,136 | 37,114 |
| Operating expense recovery | (118,787) | (110,064) | (118,787) | (110,064) |
| Unrecovered operating expenses | 3,691 | 4,175 | 3,691 | 4,175 |
| Property level operating income | $ 309,165 | $ 298,490 | $ 303,001 | $ 292,346 |

General and administrative expenses increased to $19.3 million for the year ended December 31, 2000 from $16.1 million for the year ended December 31, 1999. This $3.2 million increase is due to the increase in personnel and other related overhead costs necessitated by the increase in the number of Properties in Operation during the respective periods, and the funding of initiatives which the Company undertook related to training, internal assurance, property management and marketing.

Depreciation and amortization expenses increased to $93.5 million for the year ended December 31, 2000 from $84.5 million for the year ended December 31, 1999. This increase is due to the increase in the investment in properties owned during the respective periods.

Interest expense increased to $108.3 million for the year ended December 31, 2000 from $99.7 million for the year ended December 31, 1999. This increase is due to an increase in the average debt outstanding for the respective periods which was $1,589.8 million in 2000 and $1,474.6 million in 1999. This increase is also due to an increase in the weighted average interest rates for the periods, to 7.57% in 2000 from 7.33% in 1999.

Costs directly related to the development of rental properties are capitalized. Capitalized development costs include interest, salaries, property taxes, insurance and other directly identifiable costs during the period of development. Capitalized salaries historically represent approximately 1% of the cost of developed properties brought into service. These amounts are not included in general and administrative expenses as discussed above. Capitalized interest for the year ended December 31, 2000 was $17.8 million as compared to $15.3 million for the year ended December 31, 1999. These costs are not included in the interest expense as discussed above.

In 2000, the Company realized a gain on property dispositions of $18.4 million, due to the sale of 20 Properties and 11 parcels of land for an aggregate of $122.5 million. In 1999, the Company realized a gain on property dispositions of $13.2 million, due to the sale of 28 Properties and six parcels of land for an aggregate of $118.7 million.

In 2000, the Company repurchased $10.9 million principal amount of its Convertible Debentures resulting in the recognition of an extraordinary loss of $2.1 million. In 1999, the Company repurchased $6.6 million principal amount of its Convertible Debentures. This resulted in the recognition of an extraordinary loss in 1999 of $1.1 million. These losses represent the redemption premiums and the write-off of related deferred financing costs.

As a result of the foregoing, the Company's income before minority interest increased to $179.5 million for the year ended December 31, 2000 from $154.8 million for the year ended December 31, 1999. In addition, net income increased to $159.3 million for the year ended December 31, 2000 from $141.3 million for the year ended December 31, 1999.

**Liquidity and Capital Resources**

As of December 31, 2001, the Company had cash and cash equivalents of $19.4 million.

Net cash flow provided by operating activities increased to $303.7 million for the year ended December 31, 2001 from $240.7 million for the year ended December 31, 2000. This $63.0 million increase was primarily due to the utilization in 2001 of escrowed proceeds from prior year property dispositions. These escrows were established in accordance with Section 1031 of the Internal Revenue Code and were reflected in prepaid and other assets at December 31, 2000. Net cash flow provided by operations is the primary source of liquidity to fund distributions to shareholders and for the recurring capital expenditures and leasing transaction costs for the Company's Properties in Operation.

Net cash used in investing activities decreased to $233.2 million for the year ended December 31, 2001 from $308.8 million for the year ended December 31, 2000. The primary reason for this $75.6 million decrease was a decrease in investment in properties and land held for development and an increase in proceeds from dispositions. These amounts were partially offset by an increase in investment in development in progress.

Net cash used by financing activities totaled $55.7 million as compared to net cash provided by financing activities of $63.6 million for the year ended December 31, 2000. This $119.3 million decrease is primarily due to a decrease in proceeds from the Credit Facility (as defined below). Net cash provided by financing activities includes proceeds from the issuance of equity and debt net of debt repayments and shareholder distributions. It is a source of capital utilized by the Company to fund investment activities and the decrease in such funding activities for 2001 is consistent with the decrease in the level of the Company's investment activities as described above.

The Company believes that its undistributed cash flow from operations is adequate to fund its operating needs.

The Company funds its development and acquisitions with long-term capital sources to include proceeds from the disposition of Properties. In 2000, the Company increased its borrowing capacity and obtained a $450 million unsecured credit facility (the "Credit Facility") replacing a $325 million credit facility and a $90 million term loan. The Company uses debt financing to lower its overall cost of capital in an attempt to increase the return to shareholders. The Company staggers its debt maturities and maintains debt levels it considers to be prudent. In determining its debt levels, the Company considers various financial measures to include debt to gross assets and earnings to fixed charges ratios. As of December 31, 2001 the Company's debt to gross assets ratio was 44.3%, and the earnings to fixed charges ratio was 2.54. Debt to gross assets equals total long term debt divided by total assets plus accumulated depreciation. Earnings to fixed charges equals income before extraordinary item and minority interest plus interest expense divided by interest expense, including capitalized interest, plus distributions on preferred shares and units.

The interest rate on borrowings under the Credit Facility fluctuates based upon ratings from Moody's, S&P and Fitch. During 2001, Standard and Poor's Ratings Group ("S&P") and Moody's Investors Services, Inc. ("Moody's") raised their corporate credit rating for the Company from BBB- to BBB and from Baa3 to Baa2, respectively. In 2001, Fitch, Inc. ("Fitch") initiated coverage on the Company with a BBB senior debt rating. At the Company's current ratings, the interest rate for borrowings under the Credit Facility is 105 basis points over LIBOR.

As of December 31, 2001, $340.1 million in mortgage loans and $1,345.0 million in unsecured notes were outstanding with a weighted average interest rate of 7.4%. The interest rates on $1,669.8 million of mortgage loans and unsecured notes are fixed and range from 6.0% to 8.8%. Interest rates on $15.3 million of mortgage loans float with the base rate of the respective lending bank or a municipal bond index. The weighted average remaining term for the mortgage loans and unsecured notes is 6.9 years.

In 2002, $100,000,000 principal amount of 6.6% unsecured notes will mature. The Company anticipates that it will refinance or retire this maturity through available sources of capital.

**General**

The Company believes that its existing sources of capital will provide sufficient funds to finance its continued development and acquisition activities. The Company's existing sources of capital include the public debt and equity markets, proceeds from Property dispositions and net cash provided from operating activities. Additionally, the Company expects to incur variable rate debt, including borrowings under the Credit Facility from time to time.

In 2001, the Company received approximately $246.2 million in net proceeds from the issuance of unsecured notes. The Company used the net proceeds to pay down the Credit Facility, which is used to fund development and acquisition activity.

In 2000, the Company received approximately $19.5 million in net proceeds from the issuance of 9.125% Series C Cumulative Redeemable Preferred Units, and approximately $197.1 million in net proceeds from the issuance of unsecured notes. The Company used the aggregate net proceeds from the issuance of preferred units and unsecured notes primarily to pay down the Credit Facility, which is used to fund development and acquisition activity.

In October 1999, the Board of Trustees authorized a share repurchase program under which the Company may purchase up to $100 million of the Company's Common Shares, preferred shares or Convertible Debentures. Through December 31, 2001, the Company purchased 59,100 Common Shares and purchased Convertible Debentures exchangeable into 877,950 Common Shares. The total cost for the purchase of the Common Shares and Convertible Debentures was approximately $21.9 million.

In July of 2001, the Convertible Debentures matured. Of the remaining $41.7 million outstanding as of June 30, 2001, $41.1 million were converted into Common Shares prior to the maturity date at a rate of one common share for each $20 outstanding, or 2,057,300 Common Shares, and $597,000 was settled in cash.

In September 2001, the quarterly Common Share dividend was increased to $0.59 per share from $0.57 per share. The Company's annual Common Share dividend paid was $2.30 per share, $2.13 per share and $1.87 per share in 2001, 2000 and 1999, respectively. In 2001, the Company's dividend payout ratio was approximately 67% of Funds from operations (as defined below) per share.

The Company has an effective S-3 shelf registration statement on file with the Securities and Exchange Commission (the "Shelf Registration Statement"). As of March 1, 2002, pursuant to the Shelf Registration Statement, the Trust has the capacity to issue up to $688.4 million in equity securities and the Operating Partnership has the capacity to issue up to $561.1 million in debt securities.

**Related Party Transactions**

Pursuant to agreements, the Company has been retained by an affiliate (Rouse Kent Limited) to provide development, management and other services. For the years ended December 31, 2001, 2000, and 1999, the fees for these services were $600,000 per year. The Company had accounts receivable and a loan receivable from Rouse Kent Limited and affiliates with balances of $3.8 million and $17.3 million, respectively, as of December 31, 2001 and $7.5 million and $11.9 million, respectively, as of December 31, 2000. The Company has the option to purchase this affiliate for nominal consideration. In addition, the Company has two joint ventures which it fully consolidates. There are no other off balance sheet structures.

**Calculation of Funds from Operations**

Management generally considers Funds from operations (as defined below) a useful financial performance measure of the operating performance of an equity REIT, because, together with net income and cash flows, Funds from operations provides investors with an additional basis to evaluate the ability of a REIT to incur and service debt and to fund dividends and ongoing capital expenditures. Funds from operations is defined by NAREIT as net income (computed in accordance with generally accepted accounting principles ("GAAP")), excluding gains (or losses) from sales of property, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Funds from operations does not represent net income or cash flows from operations as defined by GAAP and does not necessarily indicate that cash flows will be sufficient to fund cash needs. It should not be considered as an alternative to net income as an indicator of the Company's operating performance or to cash flows as a measure of liquidity. Funds from operations also does not represent cash flows generated from operating, investing or financing activities as defined by GAAP. Funds from operations for the years ended December 31, 2001, 2000 and 1999 are as follows:

| | Year Ended December 31, | | |
|---|---|---|---|
| *(In thousands)* | **2001** | 2000 | 1999 |
| Income available to common shareholders | **$155,537** | $148,271 | $130,324 |
| Adjustments: | | | |
| Minority interest less preferred unit distributions | **8,559** | 10,139 | 9,741 |
| Depreciation and amortization | **100,801** | 92,067 | 82,960 |
| Extraordinary item – loss on extinguishment of debt | — | 2,103 | 1,145 |
| Gain on disposition of property | **(2,115)** | (18,386) | (13,188) |
| Funds from operations | **$262,782** | $234,194 | $210,982 |

**Quantitative and Qualitative Disclosures about Market Risk**

The following discussion about the Company's risk management includes forward-looking statements that involve risks and uncertainties. Actual results could differ materially from the results discussed in the forward-looking statements.

The Company's primary market risk exposure is to changes in interest rates.

The Company is exposed to market risk related to its Credit Facility and certain other indebtedness as discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources." The interest on the Credit Facility and such other indebtedness is subject to fluctuations in the market.

The Company also uses long-term and medium-term debt as a source of capital. These debt instruments are typically issued at fixed interest rates. When these debt instruments mature, the Company typically refinances such debt at then-existing market interest rates which may be more or less than the interest rates on the maturing debt. In addition, the Company may attempt to reduce interest rate risk associated with a forecasted issuance of new debt. In order to reduce interest rate risk associated with these transactions, the Company occasionally enters into interest rate protection agreements.

If the interest rates for variable rate debt were 100 basis points higher or lower during 2001, the Company's interest expense would have been increased or decreased by approximately $600,000. If the interest rate for the fixed rate debt maturing in 2002 was 100 basis points higher or lower than its current rate of 6.6%, the Company's interest expense would be increased or decreased by approximately $400,000.

Due to the uncertainty of fluctuations in interest rates, the specific actions that might be taken by management to mitigate the impact of such fluctuations and their possible effects, the sensitivity analysis assumes no changes in the Company's financial structure.

# Consolidated Balance Sheets

| December 31, (In thousands, except share amounts) | 2001 | 2000 |
|---|---|---|
| **Assets** | | |
| Real estate: | | |
| Land and land improvements | $ 467,311 | $ 443,057 |
| Buildings and improvements | 2,874,903 | 2,754,356 |
| Less accumulated depreciation | (404,617) | (334,415) |
| Operating real estate | 2,937,597 | 2,862,998 |
| Development in progress | 252,789 | 208,486 |
| Land held for development | 163,547 | 137,402 |
| Net real estate | 3,353,933 | 3,208,886 |
| Cash and cash equivalents | 19,390 | 4,638 |
| Accounts receivable | 15,470 | 12,624 |
| Deferred financing and leasing costs, net of accumulated amortization (2001 $60,488; 2000 $59,071) | 68,163 | 62,871 |
| Prepaid expenses and other assets | 95,869 | 107,336 |
| Total assets | $3,552,825 | $3,396,355 |
| **Liabilities** | | |
| Mortgage loans | $ 340,131 | $ 362,025 |
| Unsecured notes | 1,345,000 | 1,095,000 |
| Credit facility | 68,000 | 176,000 |
| Convertible debentures | — | 70,871 |
| Accounts payable | 19,057 | 15,672 |
| Accrued interest | 31,392 | 29,478 |
| Dividend payable | 47,577 | 43,220 |
| Other liabilities | 83,852 | 84,515 |
| Total liabilities | 1,935,009 | 1,876,781 |
| Minority interest | 194,394 | 198,769 |
| **Shareholders' Equity** | | |
| Series A preferred shares, $.001 par value, 5,000,000 shares authorized, issued and outstanding as of December 31, 2001 and 2000 | 120,814 | 120,814 |
| Common shares of beneficial interest, $.001 par value, 191,200,000 shares authorized, 73,721,045 (includes 59,100 in treasury) and 68,272,079 (includes 59,100 in treasury) shares issued and outstanding as of December 31, 2001 and 2000, respectively | 74 | 68 |
| Additional paid-in capital | 1,336,350 | 1,223,191 |
| Unearned compensation | (1,056) | (1,690) |
| Distributions in excess of net income | (31,433) | (20,251) |
| Common shares in treasury, at cost, 59,100 shares as of December 31, 2001 and 2000 | (1,327) | (1,327) |
| Total shareholders' equity | 1,423,422 | 1,320,805 |
| Total liabilities and shareholders' equity | $3,552,825 | $3,396,355 |

*See accompanying notes.*

# Consolidated Statements of Operations

| Year Ended December 31,<br>(In thousands, except per share amounts) | 2001 | 2000 | 1999 |
|---|---|---|---|
| **Revenue** | | | |
| Rental | $419,712 | $384,245 | $342,931 |
| Operating expense reimbursement | 160,596 | 144,344 | 123,591 |
| Interest and other | 6,857 | 4,374 | 5,976 |
| Total revenue | 587,165 | 532,963 | 472,498 |
| **Expenses** | | | |
| Rental property | 111,310 | 97,181 | 87,415 |
| Real estate taxes | 56,578 | 51,558 | 42,024 |
| Interest | 112,006 | 108,295 | 99,663 |
| General and administrative | 21,052 | 19,260 | 16,127 |
| Depreciation and amortization | 102,626 | 93,472 | 84,464 |
| Total expenses | 403,572 | 369,766 | 329,693 |
| Income before property dispositions, extraordinary item and minority interest | 183,593 | 163,197 | 142,805 |
| Gain on property dispositions | 2,115 | 18,386 | 13,188 |
| Income before extraordinary item and minority interest | 185,708 | 181,583 | 155,993 |
| Extraordinary item – loss on extinguishment of debt | — | 2,103 | 1,145 |
| Income before minority interest | 185,708 | 179,480 | 154,848 |
| Minority interest | 19,171 | 20,209 | 13,524 |
| Net income | 166,537 | 159,271 | 141,324 |
| Preferred share distributions | 11,000 | 11,000 | 11,000 |
| Income available to common shareholders | $155,537 | $148,271 | $130,324 |
| Earnings per share | | | |
| Basic: | | | |
| Income before extraordinary item | $ 2.19 | $ 2.23 | $ 1.98 |
| Extraordinary item | — | (0.03) | (0.02) |
| Income available to common shareholders | $ 2.19 | $ 2.20 | $ 1.96 |
| Diluted: | | | |
| Income before extraordinary item | $ 2.15 | $ 2.20 | $ 1.97 |
| Extraordinary item | — | (0.03) | (0.02) |
| Income available to common shareholders | $ 2.15 | $ 2.17 | $ 1.95 |
| Weighted average number of common shares outstanding | | | |
| Basic | 71,184 | 67,442 | 66,495 |
| Diluted | 73,580 | 68,173 | 66,727 |

*See accompanying notes.*

## Consolidated Statements of Shareholders' Equity

| (In thousands) | Preferred Shares | Common Shares of Beneficial Interest | Additional Paid-in Capital | Unearned Compensation | Retained Earnings (Distributions in Excess of Net Income) | Common Shares Held in Treasury | Total Shareholders' Equity |
|---|---|---|---|---|---|---|---|
| Shareholders' equity at January 1, 1999 | $120,814 | $66 | $1,168,663 | $ (562) | $ (21,945) | $ — | $1,267,036 |
| Net proceeds from the issuance of common shares | — | 1 | 8,593 | — | — | — | 8,594 |
| Conversion of debentures | — | — | 10,344 | — | — | — | 10,344 |
| Unearned compensation | — | — | — | (181) | — | — | (181) |
| Net income | — | — | — | — | 141,324 | — | 141,324 |
| Distributions on common shares | — | — | — | — | (129,319) | — | (129,319) |
| Distributions on preferred shares | — | — | — | — | (11,000) | — | (11,000) |
| Noncash compensation | — | — | 2,171 | — | — | — | 2,171 |
| Minority interest reclassification | — | — | 6,965 | — | — | — | 6,965 |
| Purchase of treasury shares | — | — | — | — | — | (1,327) | (1,327) |
| Balance at December 31, 1999 | 120,814 | 67 | 1,196,736 | (743) | (20,940) | (1,327) | 1,294,607 |
| Net proceeds from the issuance of common shares | — | 1 | 12,581 | — | — | — | 12,582 |
| Conversion of debentures | — | — | 2,605 | — | — | — | 2,605 |
| Unearned compensation | — | — | — | (947) | — | — | (947) |
| Net income | — | — | — | — | 159,271 | — | 159,271 |
| Distributions on common shares | — | — | — | — | (147,582) | — | (147,582) |
| Distributions on preferred shares | — | — | — | — | (11,000) | — | (11,000) |
| Noncash compensation | — | — | 3,024 | — | — | — | 3,024 |
| Minority interest reclassification | — | — | 8,245 | — | — | — | 8,245 |
| Balance at December 31, 2000 | 120,814 | 68 | 1,223,191 | (1,690) | (20,251) | (1,327) | 1,320,805 |
| **Net proceeds from the issuance of common shares** | — | 6 | 31,532 | — | — | — | 31,538 |
| **Conversion of debentures** | — | — | 70,209 | — | — | — | 70,209 |
| **Unearned compensation** | — | — | — | 634 | — | — | 634 |
| **Net income** | — | — | — | — | 166,537 | — | 166,537 |
| **Distributions on common shares** | — | — | — | — | (166,719) | — | (166,719) |
| **Distributions on preferred shares** | — | — | — | — | (11,000) | — | (11,000) |
| **Noncash compensation** | — | — | 1,488 | — | — | — | 1,488 |
| **Minority interest reclassification** | — | — | 9,930 | — | — | — | 9,930 |
| **Balance at December 31, 2001** | **$120,814** | **$74** | **$1,336,350** | **$(1,056)** | **$ (31,433)** | **$(1,327)** | **$1,423,422** |

*See accompanying notes.*

## Consolidated Statements of Cash Flows

| *Year Ended December 31,* *(In thousands)* | 2001 | 2000 | 1999 |
|---|---|---|---|
| **Operating Activities** | | | |
| Net income | $ 166,537 | $ 159,271 | $ 141,324 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Depreciation and amortization | 102,626 | 93,472 | 84,464 |
| Amortization of deferred financing costs | 4,016 | 3,888 | 4,951 |
| Minority interest in net income | 19,171 | 20,209 | 13,524 |
| Gain on property dispositions | (2,115) | (18,386) | (13,188) |
| Noncash compensation | 2,122 | 2,077 | 1,990 |
| Changes in operating assets and liabilities: | | | |
| Accounts receivable | (2,846) | 764 | 40 |
| Prepaid expenses and other assets | 9,550 | (44,646) | (20,722) |
| Accounts payable | 3,385 | 73 | (2,654) |
| Accrued interest | 1,914 | 7,056 | 4,159 |
| Other liabilities | (663) | 16,957 | (1,467) |
| Net cash provided by operating activities | 303,697 | 240,735 | 212,421 |
| **Investing Activities** | | | |
| Investment in properties | (57,332) | (118,735) | (98,072) |
| Proceeds from disposition of properties/land | 151,604 | 117,009 | 114,137 |
| Investment in development in progress | (255,333) | (177,380) | (175,447) |
| Investment in land held for development | (54,002) | (111,685) | (63,836) |
| Increase in deferred leasing costs | (18,135) | (17,959) | (15,560) |
| Net cash used in investing activities | (233,198) | (308,750) | (238,778) |
| **Financing Activities** | | | |
| Net proceeds from issuance of common shares | 31,538 | 12,582 | 8,594 |
| Net proceeds from issuance of preferred units | — | 19,461 | 93,055 |
| Purchase of treasury shares | — | — | (1,327) |
| Retirement of convertible debentures | (597) | (10,914) | (6,645) |
| Proceeds from issuance of unsecured notes | 250,000 | 200,000 | 385,000 |
| Repayments of unsecured notes | — | (90,000) | (45,000) |
| Repayments of mortgage loans | (31,782) | (15,218) | (42,217) |
| Proceeds from credit facility | 305,200 | 541,000 | 162,024 |
| Repayments on credit facility | (413,200) | (412,000) | (379,024) |
| Increase in deferred financing costs | (3,758) | (6,592) | (5,220) |
| Distributions paid on common shares | (162,118) | (143,560) | (124,033) |
| Distributions paid on preferred shares | (11,000) | (11,000) | (11,000) |
| Distributions paid on units | (20,030) | (20,170) | (13,177) |
| Net cash (used) provided by financing activities | (55,747) | 63,589 | 21,030 |
| Increase (decrease) in cash and cash equivalents | 14,752 | (4,426) | (5,327) |
| Cash and cash equivalents at beginning of year | 4,638 | 9,064 | 14,391 |
| Cash and cash equivalents at end of year | $ 19,390 | $ 4,638 | $ 9,064 |
| **Supplemental Disclosure of Noncash Transactions** | | | |
| Write-off of fully depreciated property and deferred costs | $ 33,567 | $ 31,021 | $ 18,527 |
| Acquisition of properties | (9,888) | (2,419) | (3,818) |
| Assumption of mortgage loans | 9,888 | 2,419 | 3,818 |
| Conversion of convertible debentures | 70,209 | 2,605 | 10,344 |

*See accompanying notes.*

# Notes to Consolidated Financial Statements

## 1. Organization

Liberty Property Trust (the "Trust") is a self-administered and self-managed Maryland real estate investment trust (a "REIT"). Substantially all of the Trust's assets are owned directly or indirectly, and substantially all of the Trust's operations are conducted directly or indirectly, by its subsidiary, Liberty Property Limited Partnership, a Pennsylvania limited partnership (the "Operating Partnership" and, together with the Trust and its consolidated subsidiaries, the "Company"). The Trust is the sole general partner and also a limited partner of the Operating Partnership, owning 94.9% of the common equity of the Operating Partnership at December 31, 2001. The Company provides leasing, property management, development, acquisition, and other tenant-related services for a portfolio of industrial and office properties which are located principally within the Southeastern, Mid-Atlantic and Midwestern United States.

## 2. Summary of Significant Accounting Policies

*Use of Estimates*
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

*Principles of Consolidation*
The Consolidated Financial Statements of the Company include the accounts of the Trust, the Operating Partnership, the Operating Partnership's consolidated subsidiaries and consolidated joint ventures. All significant intercompany transactions and accounts have been eliminated.

*Reclassifications*
Certain amounts from prior years have been restated to conform to current-year presentation.

*Real Estate and Depreciation*
The Properties are recorded at the lower of cost or fair value if impaired and are depreciated using the straight line method over their estimated useful lives. The estimated useful lives are as follows:

| | |
|---|---|
| Buildings and improvements | 40 years |
| Equipment | 5–10 years |
| Tenant improvements | Term of the related lease |

Expenditures directly related to acquisition, or improvement of real estate, including interest and other costs capitalized during development, are included in net real estate and are stated at cost. The capitalized costs include pre-construction costs essential to the development of the property, development and construction costs, interest costs, real estate taxes, salaries and other costs incurred during the period of development. Expenditures for maintenance and repairs are charged to operations as incurred.

The Company evaluates its real estate investments upon occurrence of significant adverse changes in their operations to assess whether any impairment indicators are present that affect the recovery of the recorded value. If any real estate investment is considered impaired, a loss is provided to reduce the carrying value of the property to its estimated fair value. As of December 31, 2001 and 2000, none of the Company's assets were considered impaired.

*Cash and Cash Equivalents*
Highly liquid investments with a maturity of three months or less when purchased are classified as cash equivalents. The carrying amount of these assets approximates their fair market value.

*Revenues*
The Company earns rental income under operating leases with tenants. Rental income is recognized on a straight line basis over the applicable lease term.

*Deferred Financing and Leasing Costs*
Costs incurred in connection with financing or leasing are capitalized and amortized over the term of the related loan or lease. Deferred financing cost amortization is reported as interest expense.

*Income per Common Share*

The following table sets forth the computation of basic and diluted income per common share (in thousands, except per share amounts):

| | For the Year Ended December 31, 2001 | | | For the Year Ended December 31, 2000 | | | For the Year Ended December 31, 1999 | | |
|---|---|---|---|---|---|---|---|---|---|
| | Income (Numerator) | Weighted Average Shares (Denominator) | Per Share Amount | Income (Numerator) | Weighted Average Shares (Denominator) | Per Share Amount | Income (Numerator) | Weighted Average Shares (Denominator) | Per Share Amount |
| Net income | $166,537 | | | $159,271 | | | $141,324 | | |
| Less: preferred dividends | (11,000) | | | (11,000) | | | (11,000) | | |
| Basic income per common share | | | | | | | | | |
| Income available to common shareholders | 155,537 | 71,184 | $2.19 | 148,271 | 67,442 | $2.20 | 130,324 | 66,495 | $1.96 |
| Dilutive shares for long-term compensation plans | — | 1,062 | | — | 731 | | — | 232 | |
| Convertible debentures | 2,587 | 1,334 | | — | — | | — | — | |
| Diluted income per common share | | | | | | | | | |
| Income available to common shareholders and assumed conversions | $158,124 | 73,580 | $2.15 | $148,271 | 68,173 | $2.17 | $130,324 | 66,727 | $1.95 |

Basic income per common share for the years ended December 31, 2001, 2000 and 1999, would be $2.20, $2.19 and $1.96 calculated as if the debenture conversions which occurred in 2001, 2000 and 1999 had occurred on January 1, 2001, 2000 and 1999, respectively.

*Income Taxes*

The Company has elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the "Code"). As a result, the Company generally is not subject to federal income taxation at the corporate level to the extent it distributes annually at least 90% of its REIT taxable income (95% for the years prior to January 1, 2001), as defined in the Code, to its shareholders and satisfies certain other requirements. The Company has met these requirements and, accordingly, no provision has been made for federal income taxes in the accompanying consolidated financial statements.

The Company is subject to certain state and local income, excise and franchise taxes. The provision for such taxes has been reflected in general and administrative expense in the consolidated statements of operations and has not been separately stated since it is not material.

The Federal tax cost basis of the real estate at December 31, 2001 was approximately $3.6 billion.

*Impact of Recently Issued Accounting Standards*

On June 29, 2001 the FASB issued Statement No. 141, "Business Combinations", which became effective for all business combinations initiated after June 30, 2001. In addition Statement No. 142, "Goodwill and Other Intangible Assets", was issued, which became effective January 1, 2002. The Company does not anticipate that these standards will have a material effect on its results of operations or financial position.

In October of 2001, the FASB issued Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". This Statement addresses the financial accounting and reporting of long-lived assets and for the disposition of long-lived assets. The provisions of this Statement are effective for fiscal years beginning after December 15, 2001. The Company does not anticipate that the adoption of this standard will have a material effect on its results of operations or financial position.

## 3. Real Estate

At December 31, 2001 and 2000, the Company owned and operated industrial and office properties located principally in suburban mixed-use developments or business parks. The carrying value of these properties by type is as follows (in thousands):

| | Land and Land Improvements | Buildings and Improvements | Total | Accumulated Depreciation |
|---|---|---|---|---|
| **2001:** | | | | |
| **Industrial properties** | $ 235,053 | $1,343,690 | $1,578,743 | $ 191,509 |
| **Office properties** | 232,258 | 1,531,213 | 1,763,471 | 213,108 |
| **2001 Total** | $ 467,311 | $2,874,903 | $3,342,214 | $ 404,617 |
| 2000: | | | | |
| Industrial properties | $ 220,406 | $ 1,277,797 | $ 1,498,203 | $ 161,931 |
| Office properties | 222,651 | 1,476,559 | 1,699,210 | 172,484 |
| 2000 Total | $ 443,057 | $ 2,754,356 | $ 3,197,413 | $ 334,415 |

Depreciation expense was $88.2 million in 2001, $82.2 million in 2000, and $74.8 million in 1999.

As of December 31, 2001, the Company has commenced development on 43 properties, which upon completion are expected to comprise approximately 3.6 million square feet of leaseable space. As of December 31, 2001, approximately $252.8 million has been expended for the development of these projects and an additional $135.4 million is required for completion.

## 4. Related Party Transactions

Pursuant to agreements, the Company has been retained by an affiliate (Rouse Kent Limited) to provide development, management and other services. For the years ended December 31, 2001, 2000, and 1999, the fees for these services were $600,000 per year. The Company had accounts receivable and a loan receivable from Rouse Kent Limited and affiliates with balances of $3.8 million and $17.3 million, respectively, as of December 31, 2001 and $7.5 million and $11.9 million, respectively, as of December 31, 2000. The Company has the option to purchase this affiliate for nominal consideration.

## 5. Indebtedness

Indebtedness consists generally of mortgage loans, unsecured notes, the Credit Facility, as defined below, and convertible debentures (which matured in 2001). The weighted average interest rates for the years ended December 31, 2001, 2000, and 1999, were approximately 7.5%, 7.6%, and 7.3%, respectively. Interest expense for the years ended December 31, 2001, 2000, and 1999, aggregated $112.0 million, $108.3 million, and $99.7 million, respectively. Interest costs during these periods of $22.3 million, $17.8 million, and $15.3 million, respectively, were capitalized. Cash paid for interest for the years ended December 31, 2001, 2000, and 1999, was $128.4 million, $115.1 million, and $105.8 million, respectively. Some of the debt agreements are subject to financial covenants.

*Mortgage Loans, Unsecured Notes*

Mortgage loans with maturities ranging from 2002 to 2012 are collateralized by and in some instances cross-collateralized by properties with a book value of $503.9 million.

As of December 31, 2001, $340.1 million in mortgage loans and $1,345.0 million in unsecured notes were outstanding. The interest rates on $1,669.8 million of mortgage loans and unsecured notes are fixed and range from 6.0% to 8.8%. Interest rates on $15.3 million of mortgage loans float with the base rate of the respective lending bank or a municipal bond index. The weighted average remaining term for the mortgage loans and unsecured notes is 6.9 years. The scheduled maturities of principal amortization of the Company's mortgage loans and the unsecured notes outstanding and the related weighted average interest rates are as follows (in thousands):

| | Mortgages | | | | |
|---|---|---|---|---|---|
| | Principal Amortization | Principal Maturities | Unsecured Notes (1) | Total | Weighted Average Interest Rate |
| 2002 | $ 8,066 | $ — | $ 100,000 | $ 108,066 | 6.7% |
| 2003 | 8,092 | 26,606 | 50,000 | 84,698 | 7.3% |
| 2004 | 8,168 | 25,898 | 100,000 | 134,066 | 6.9% |
| 2005 | 7,090 | 115,039 | — | 122,129 | 7.6% |
| 2006 | 5,001 | 30,079 | 100,000 | 135,080 | 7.2% |
| 2007 | 4,543 | — | 100,000 | 104,543 | 7.3% |
| 2008 | 4,238 | 29,268 | — | 33,506 | 7.2% |
| 2009 | 2,146 | 42,051 | 270,000 | 314,197 | 7.8% |
| 2010 | 1,348 | — | 200,000 | 201,348 | 8.5% |
| 2011 | 1,099 | 3,533 | 250,000 | 254,632 | 7.3% |
| 2012 | 192 | 17,674 | — | 17,866 | 7.7% |
| 2013 | — | — | 75,000 | 75,000 | 6.4% |
| 2018 | — | — | 100,000 | 100,000 | 7.5% |
| | $49,983 | $290,148 | $1,345,000 | $1,685,131 | 7.4% |

*(1) The $75,000 of unsecured notes due 2013 is putable in 2003.*

*Credit Facility*

The Credit Facility is a $450 million unsecured credit facility (the "Credit Facility"). The interest rate on borrowings under the Credit Facility fluctuates, based on senior debt ratings from Moody's Investors Service, Inc. ("Moody's") and Standard & Poor's Ratings Group ("Standard & Poor's") and Fitch, Inc. ("Fitch"). The current ratings for the Company's senior unsecured debt are Baa2, BBB, and BBB from Moody's, Standard & Poor's, and Fitch, respectively. At these ratings, the current interest rate on the Credit Facility is 105 basis points over the LIBOR Rate (3.3% at December 31, 2001). The rate for the Credit Facility at December 31, 2000 was 7.7%. Customary fees apply to the Credit Facility including an annual administrative fee and an unused line fee. The Credit Facility matures on April 25, 2003.

*Convertible Debentures*

The Convertible Debentures, which matured on July 1, 2001, were exchangeable for Common Shares of beneficial interest of the Trust (the "Common Shares") at a rate of one Common Share for each $20 outstanding principal amount of Convertible Debentures, subject to certain adjustments. The initial interest rate on the Convertible Debentures was 8.0% and increased with the increases in the distribution payment on the Company's Common Shares. At December 31, 2000, the effective interest rate on the Convertible Debentures was 11.4%.

In October 1999, the Board of Trustees authorized a share repurchase plan under which the Company may purchase up to $100 million of the Company's Common Shares, preferred shares or Convertible Debentures. There were no repurchases during 2001. In 2000 and 1999, the Company repurchased

$10.9 million and $6.6 million principal amount of the Convertible Debentures, respectively. The repurchase of the Convertible Debentures in 2000 and 1999 resulted in the recognition of an extraordinary loss of $2.1 million and $1.1 million, respectively. These losses represent the redemption premiums and the write-off of related deferred financing costs. At December 31, 2000, the Convertible Debentures were convertible into 3,543,550 Common Shares.

The fair values of the mortgages, the unsecured notes and Credit Facility were estimated using discounted cash flow analysis, based on the Company's estimated incremental borrowing rate at December 31, 2001, for similar types of borrowing arrangements. The carrying values of the mortgages, the unsecured notes and the Credit Facility approximate their fair values.

## 6. Leasing Activity

Future minimum rental payments due from tenants under non-cancelable operating leases as of December 31, 2001 are as follows (in thousands):

| | |
|---|---|
| 2002 | $ 388,912 |
| 2003 | 339,337 |
| 2004 | 294,388 |
| 2005 | 237,829 |
| 2006 | 178,661 |
| Thereafter | 518,259 |
| Total | $1,957,386 |

In addition to minimum rental payments, most leases require the tenants to pay for their pro rata share of specified operating expenses. These payments are included as operating expense reimbursement in the accompanying statements of operations.

## 7. Shareholders' Equity

*Common Shares*

The Company paid to holders of Common Shares and holders of Common Units, distributions of $171.5 million, $153.7 million, and $133.4 million, during the years ended December 31, 2001, 2000, and 1999, respectively. On a per share basis, the Company paid Common Share distributions of $2.30, $2.13, and $1.87 during the years ended December 31, 2001, 2000, and 1999, respectively.

For federal income tax purposes, the following table summarizes the portions of the Common Share distributions relating to return of capital, ordinary income, and capital gains:

| | **2001** | 2000 | 1999 |
|---|---|---|---|
| Return of capital | — | — | — |
| Ordinary income | **95.0%** | 99.5% | 100.0% |
| Capital gains | **5.0%** | .5% | — |

The Company's federal income tax returns are subject to examination by taxing authorities. Because the application of tax laws and regulations is susceptible to varying interpretations, the taxability of distributions could be changed at a later date upon final determination by taxing authorities.

*Treasury Shares*

In October 1999, the Board of Trustees authorized a share repurchase plan under which the Company may purchase up to $100 million of the Company's Common Shares, Preferred Shares (as defined below) or Convertible Debentures. To date, the Company has repurchased 59,100 of its Common Shares for $1.3 million.

*Preferred Shares*

The Series A Cumulative Redeemable Preferred Shares (the "Preferred Shares") are non-voting and have a liquidation preference of $25.00 per share. On or after July 30, 2002, the Preferred Shares may be redeemed for cash at the option of the Company.

The Company paid preferred share distributions of $11.0 million for each of the three years ended December 31, 2001, 2000 and 1999. On a per share basis, the Company paid preferred share distributions of $2.20 for each of the three years ended December 31, 2001, 2000, and 1999.

For federal income tax purposes, the following table summarizes the portions of the preferred shares distributions relating to return of capital, ordinary income and capital gains:

| | **2001** | 2000 | 1999 |
|---|---|---|---|
| Return of capital | — | — | — |
| Ordinary income | **95.1%** | 99.5% | 100.0% |
| Capital gains | **4.9%** | .5% | — |

*Minority Interest*

Minority interest in the accompanying consolidated financial statements relates to limited partnership interests of the Operating Partnership issued in connection with the formation of the Company, certain subsequent acquisitions, and the sale of preferred units. In addition, minority interest includes a $6.2 million joint venture investment in the United Kingdom. No common units were issued in connection with acquisitions in 1999, 2000 or 2001. The common limited partnership interests outstanding as of December 31, 2001 have the same economic characteristics as would 3,920,271 Common Shares. The interests in the Limited Partnership share proportionately in the net income or loss and in any distributions of the Operating Partnership and are exchangeable into the same number of Common Shares of the Trust.

On July 28, 1999, the Company issued 3,800,000 Series B Cumulative Redeemable Preferred Units of the Operating Partnership (the "Series B Preferred Units"). The Series B Preferred Units are payable at the rate of 9.25% per annum of the $25 liquidation preference. On or after July 28, 2004, the Series B Preferred Units may be redeemed for cash at the option of the Company. The Series B Preferred Units are exchangeable on a one-for-one basis at any time on or after July 28, 2009 into Series B Cumulative Redeemable Preferred Shares of the Trust.

On April 18, 2000, the Company issued 800,000 Series C Cumulative Redeemable Preferred Units of the Operating Partnership (the "Series C Preferred Units", and together with the Series B Preferred Units, the "Preferred Units"). The Series C Preferred Units are payable at a rate of 9.125% per annum of the $25 liquidation preference. On or after April 18, 2005, the Series C Preferred Units may be redeemed for cash at the option of the Company. The Series C Preferred Units are exchangeable on a one-for-one basis at any time on or after April 18, 2010 into Series C Cumulative Redeemable Preferred Shares of the Trust.

The Company paid Preferred Unit distributions of $10.6 million, $10.1 million and $3.8 million during the years ended December 31, 2001, 2000 and 1999, respectively. On a per unit basis, the Company paid Preferred Unit distributions of $2.31 per unit on the Series B Preferred Units and $2.28 per unit on the Series C Preferred Units during the year ended December 31, 2001 and $2.31 per unit on the Series B Preferred Units and $1.60 per unit on the Series C Preferred Units for the year ended December 31, 2000. During 1999, the Company paid $1.00 per unit on the Series B Preferred Units.

*Shareholder Rights Plan*

In December 1997, the Board of Trustees of the Company adopted a shareholder rights plan (the "Shareholder Rights Plan"). Under the Shareholder Rights Plan, one Right (as defined in the Shareholder Rights Plan) was attached to each outstanding Common Share at the close of business on December 31, 1997. In addition, a Right will be attached to each share of Common Stock issued in the future. Each Right entitles the registered holder to purchase from the Company, under certain conditions, a unit (a "Rights Plan Unit") consisting of one one-thousandth of a share of a Series A Junior Participating Preferred Share, $0.0001 par value, (the "Junior Preferred Stock"), of the Company, for $100 per Rights Plan Unit, subject to adjustment. The Rights become exercisable only if a person or group of affiliated or associated persons (an "Acquiring Person") acquires, or obtains the right to acquire, beneficial ownership of Common Shares or other voting securities ("Voting Stock") that have 10% or more of the voting power of the outstanding shares of Voting Stock, or if an Acquiring Person commences to make a tender offer or exchange offer to acquire beneficial ownership of Voting Stock that has 10% or more of the voting power of the outstanding shares of Voting Stock. The Rights are redeemable by the Company at a price of $0.0001 per Right. If not exercised or redeemed, all Rights will expire on December 31, 2007.

*Dividend Reinvestment Plan*

The Company has instituted a Dividend Reinvestment and Share Purchase Plan under which holders of Common Shares may elect to automatically reinvest their distributions in additional Common Shares and may make optional cash payments for additional Common Shares. The Company may issue additional Common Shares or repurchase Common Shares in the open market for purposes of financing its obligations under the Dividend Reinvestment and Share Purchase Plan. During the years ended December 31, 2001, 2000, and 1999, 482,822, 330,612, and 367,263 Common Shares, respectively, were issued through the Dividend Reinvestment and Share Purchase Plan.

## 8. Share Options

The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related Interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under FASB Statement No. 123, "Accounting for Stock-Based Compensation," requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized. Under FASB Statement No. 123, the Company would recognize compensation expense equal to the value of such options upon grant date.

The Company's Share Incentive Plan ("Share Incentive Plan"), as amended, has authorized the grant of options to executive officers, other key employees, non-employee trustees and consultants of up to 9,926,256 shares of the Company's Common Shares. All options granted have 10-year terms and vest over a 3-year period, with options to purchase up to 20% of the shares exercisable after the first anniversary, up to 50% after the second anniversary and 100% after the third anniversary of the date of grant.

Pro forma information regarding net income and earnings per share is required by Statement 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 2001, 2000, and 1999:

| | **2001** | 2000 | 1999 |
|---|---|---|---|
| Risk-free interest rate | **5.0%** | 6.2% | 6.6% |
| Dividend yield | **7.9%** | 8.0% | 8.4% |
| Volatility factor | **.175** | .179 | .174 |
| Weighted-average expected life | **8 years** | 8 years | 8 years |

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee share options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee share options.

For purposes of pro forma disclosures, the estimated fair value of the options determined according to the Black-Scholes option pricing model is amortized to expense over the options' vesting period. The Company's pro forma information follows (in thousands, except for per share amounts):

| | **2001** | 2000 | 1999 |
|---|---|---|---|
| Pro forma income available to common shareholders | **$153,921** | $146,828 | $129,317 |
| Pro forma income per common share: | | | |
| Basic | **$ 2.16** | $ 2.18 | $ 1.94 |
| Diluted | **$ 2.13** | $ 2.15 | $ 1.94 |

Pro forma disclosures are not likely to be representative of the effects on reported net income for future years because of the staggered vesting periods of the options.

A summary of the Company's share option activity, and related information for the years ended December 31, 2001, 2000, and 1999 follows:

| | **2001** | | 2000 | | 1999 | |
|---|---|---|---|---|---|---|
| | **Options (000s)** | **Weighted Average Exercise Price** | Options (000s) | Weighted Average Exercise Price | Options (000s) | Weighted Average Exercise Price |
| Outstanding – beginning of year | **4,799** | **$ 22.78** | 3,536 | $ 22.60 | 2,745 | $ 22.75 |
| Granted | **1,014** | **26.97** | 1,522 | 22.79 | 920 | 22.00 |
| Exercised | **(855)** | **21.86** | (223) | 21.23 | (129) | 21.56 |
| Forfeited | **(11)** | **22.69** | (36) | 20.70 | - | - |
| Outstanding – end of year | **4,947** | **$ 23.86** | 4,799 | $ 22.78 | 3,536 | $ 22.60 |
| Exercisable at end of year | **3,393** | **$ 22.71** | 2,512 | $ 22.30 | 1,873 | $ 21.45 |
| Weighted-average fair value of options granted during the year | **$ 1.45** | | $ 1.55 | | $ 1.37 | |

Exercise prices for options outstanding as of December 31, 2001 ranged from $19.75 to $29.41. The weighted-average remaining contractual life of those options is 7.2 years.

An additional 3,376,088, 968,676, and 2,580,168 Common Shares were reserved for issuance for future grants from the Share Incentive Plan at December 31, 2001, 2000 and 1999, respectively.

## 9. Commitments and Contingencies

All of the Properties and land were subject to Phase I Environmental Assessments and when appropriate Phase II Environmental Assessments (collectively, the "Environmental Assessments") obtained in contemplation of their acquisition by the Company. The Environmental Assessments consisted of, among other activities, a visual inspection of each Property and its neighborhood and a check of pertinent public records. The Environmental Assessments did not reveal, nor is the Company aware of, any non-compliance with environmental laws, environmental liability or other environmental claim that the Company believes would likely have a material adverse effect on the Company.

Although the Company is engaged in litigation incidental to its business, there is no legal proceeding to which it is a party which, in the opinion of management, will materially adversely affect the results of the Company's operations.

## 10. Quarterly Results of Operations (Unaudited)

The following is a summary of quarterly results of operations for the two years ended December 31, 2001 and 2000 (in thousands, except per share amounts):

| | Quarter Ended | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | **Dec. 31, 2001** | **Sept. 30, 2001** | **June 30, 2001** | **March 31, 2001** | Dec. 31, 2000 | Sept. 30, 2000 | June 30, 2000 | March 31, 2000 |
| Rental revenue | **$106,592** | **$105,775** | **$104,759** | **$102,586** | $100,296 | $97,152 | $94,825 | $ 91,972 |
| Income before extraordinary item and minority interest | **45,374** | **47,089** | **47,299** | **45,946** | 47,195 | 45,183 | 45,782 | 43,423 |
| Extraordinary item – loss on extinguishment of debt | **—** | **—** | **—** | **—** | — | — | 228 | 1,875 |
| Income before minority interest | **45,374** | **47,089** | **47,299** | **45,946** | 47,195 | 45,183 | 45,554 | 41,548 |
| Income available to common shareholders | **37,952** | **39,564** | **39,655** | **38,366** | 39,230 | 37,341 | 37,581 | 34,119 |
| Income per common share before extraordinary item – basic | **$ 0.52** | **$ 0.54** | **$ 0.56** | **$ 0.56** | $ 0.58 | $ 0.55 | $ 0.56 | $ 0.54 |
| Income per common share before extraordinary item – diluted | **$ 0.51** | **$ 0.53** | **$ 0.56** | **$ 0.55** | $ 0.57 | $ 0.54 | $ 0.55 | $ 0.53 |

## 11. Segment Information

The Company operates its portfolio of properties throughout the Southeastern, Mid-Atlantic and Midwestern United States. The Company reviews performance of the portfolio on a geographical basis, as such, the following regions are considered the Company's reportable segments: Southeastern Pennsylvania; New Jersey; Lehigh Valley, Pennsylvania; Virginia; the Carolinas; Jacksonville, Florida; Minneapolis, Minnesota; Detroit, Michigan; and all others combined (including Maryland; Tampa, Florida; South Florida; and the United Kingdom). The Company's reportable segments are distinct business units which are each managed separately in order to concentrate market knowledge within a geographical area. Within these reportable segments, the Company derives its revenues from its two product types: industrial properties and office properties.

The Company evaluates performance of the reportable segments based on property-level net operating income, which is calculated as rental revenue and operating expense reimbursement less rental property expenses and real estate taxes. The accounting policies of the reportable segments are the same as those for the Company on a consolidated basis. The operating information by segment is as follows (in thousands):

| | For the Year Ended December 31, 2001 | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Southeastern Pennsylvania | New Jersey | Lehigh Valley | Virginia | The Carolinas | Jacksonville | Minnesota | Michigan | All Others | Total |
| Real estate-related revenues | $171,947 | $44,982 | $57,645 | $45,712 | $45,345 | $45,257 | $48,753 | $60,541 | $60,126 | $580,308 |
| Rental property expenses and real estate taxes | 49,345 | 14,353 | 13,924 | 11,336 | 12,721 | 11,907 | 18,357 | 19,622 | 16,323 | 167,888 |
| Property-level net operating income | 122,602 | 30,629 | 43,721 | 34,376 | 32,624 | 33,350 | 30,396 | 40,919 | 43,803 | 412,420 |
| Other income/expenses, net | | | | | | | | | | 228,827 |
| Income before property dispositions, extraordinary item, and minority interest | | | | | | | | | | 183,593 |
| Gain on property dispositions | | | | | | | | | | 2,115 |
| Extraordinary item – loss on extinguishment of debt | | | | | | | | | | — |
| Minority interest | | | | | | | | | | 19,171 |
| Preferred distributions | | | | | | | | | | 11,000 |
| Income available to common shareholders | | | | | | | | | | $155,537 |

## Notes to Consolidated Financial Statements

continued

| | For the Year Ended December 31, 2000 | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Southeastern Pennsylvania | New Jersey | Lehigh Valley | Virginia | The Carolinas | Jacksonville | Minnesota | Michigan | All Others | Total |
| Real estate-related revenues | $147,519 | $42,794 | $50,709 | $42,956 | $41,542 | $42,764 | $42,556 | $57,353 | $60,396 | $528,589 |
| Rental property expenses and real estate taxes | 40,954 | 13,132 | 11,041 | 9,674 | 11,391 | 10,487 | 16,339 | 19,710 | 16,011 | 148,739 |
| Property-level net operating income | 106,565 | 29,662 | 39,668 | 33,282 | 30,151 | 32,277 | 26,217 | 37,643 | 44,385 | 379,850 |
| Other income/expenses, net | | | | | | | | | | 216,653 |
| Income before property dispositions, extraordinary item, and minority interest | | | | | | | | | | 163,197 |
| Gain on property dispositions | | | | | | | | | | 18,386 |
| Extraordinary item – loss on extinguishment of debt | | | | | | | | | | 2,103 |
| Minority interest | | | | | | | | | | 20,209 |
| Preferred distributions | | | | | | | | | | 11,000 |
| Income available to common shareholders | | | | | | | | | | $148,271 |

| | For the Year Ended December 31, 1999 | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Southeastern Pennsylvania | New Jersey | Lehigh Valley | Virginia | The Carolinas | Jacksonville | Minnesota | Michigan | All Others | Total |
| Real estate-related revenues | $121,060 | $42,604 | $44,346 | $40,114 | $37,810 | $40,979 | $34,286 | $50,806 | $54,517 | $466,522 |
| Rental property expenses and real estate taxes | 33,688 | 12,811 | 9,588 | 8,368 | 11,341 | 9,968 | 12,110 | 17,166 | 14,399 | 129,439 |
| Property-level net operating income | 87,372 | 29,793 | 34,758 | 31,746 | 26,469 | 31,011 | 22,176 | 33,640 | 40,118 | 337,083 |
| Other income/expenses, net | | | | | | | | | | 194,278 |
| Income before property dispositions, extraordinary item, and minority interest | | | | | | | | | | 142,805 |
| Gain on property dispositions | | | | | | | | | | 13,188 |
| Extraordinary item – loss on extinguishment of debt | | | | | | | | | | 1,145 |
| Minority interest | | | | | | | | | | 13,524 |
| Preferred distributions | | | | | | | | | | 11,000 |
| Income available to common shareholders | | | | | | | | | | $130,324 |

| Revenues | Year Ended December 31, | | |
|---|---|---|---|
| | **2001** | 2000 | 1999 |
| Total real estate-related revenues for reportable segments | **$580,308** | $528,589 | $466,522 |
| Interest and other | **6,857** | 4,374 | 5,976 |
| Total revenues | **$587,165** | $532,963 | $472,498 |

| Product Type Information – Real Estate-Related Revenues | Year Ended December 31, | | |
|---|---|---|---|
| | **2001** | 2000 | 1999 |
| Industrial | **$260,232** | $239,384 | $225,988 |
| Office | **320,076** | 289,205 | 240,534 |
| Total real estate-related revenues | **$580,308** | $528,589 | $466,522 |

**Rollforward of Operating Real Estate Assets by Reportable Segment**

| | Southeastern Pennsylvania | New Jersey | Lehigh Valley | Virginia | The Carolinas | Jacksonville | Minnesota | Michigan | All Others | Total |
|---|---|---|---|---|---|---|---|---|---|---|
| January 1, 2001 | $819,122 | $252,953 | $291,242 | $303,036 | $269,496 | $302,523 | $236,212 | $354,120 | $368,709 | $3,197,413 |
| Additions | 93,719 | 12,761 | 32,078 | 32,500 | 8,778 | 13,040 | 26,451 | 48,045 | 27,072 | 294,444 |
| Dispositions | (2,776) | (15,704) | (2,837) | (6,867) | (78,290) | (16,900) | — | — | (26,269) | (149,643) |
| December 31, 2001 | $910,065 | $250,010 | $320,483 | $328,669 | $199,984 | $298,663 | $262,663 | $402,165 | $369,512 | $3,342,214 |
| Accumulated depreciation | | | | | | | | | | (404,617) |
| Development in progress | | | | | | | | | | 252,789 |
| Land held for development | | | | | | | | | | 163,547 |
| Other assets | | | | | | | | | | 198,892 |
| Total assets December 31, 2001 | | | | | | | | | | $3,552,825 |

**Rollforward of Operating Real Estate Assets by Reportable Segment**

| | Southeastern Pennsylvania | New Jersey | Lehigh Valley | Virginia | The Carolinas | Jacksonville | Minnesota | Michigan | All Others | Total |
|---|---|---|---|---|---|---|---|---|---|---|
| January 1, 2000 | $733,465 | $262,102 | $271,606 | $301,997 | $250,708 | $273,763 | $213,276 | $333,866 | $363,897 | $3,004,680 |
| Additions | 111,752 | 3,841 | 19,636 | 18,531 | 24,797 | 28,760 | 22,936 | 29,521 | 32,289 | 292,063 |
| Dispositions | (26,095) | (12,990) | — | (17,492) | (6,009) | — | — | (9,267) | (27,477) | (99,330) |
| December 31, 2000 | $819,122 | $252,953 | $291,242 | $303,036 | $269,496 | $302,523 | $236,212 | $354,120 | $368,709 | $3,197,413 |
| Accumulated depreciation | | | | | | | | | | (334,415) |
| Development in progress | | | | | | | | | | 208,486 |
| Land held for development | | | | | | | | | | 137,402 |
| Other assets | | | | | | | | | | 187,469 |
| Total assets December 31, 2000 | | | | | | | | | | $3,396,355 |

## Management's Discussion of Financial Reporting Responsibility

The financial statements presented in this Annual Report have been prepared with integrity and are the responsibility of the management of Liberty Property Trust. These financial statements are prepared in conformity with accounting principles generally accepted in the United States and properly reflect certain estimates and judgments based upon the best available information. Management also prepared the other information in the Annual Report and is responsible for its accuracy and consistency with the consolidated financial statements.

The Company's system of internal controls is designed to provide reasonable assurance as to the proper authorization of transactions, the safeguarding of Company assets and the accuracy and reliability of the financial records. This system is reviewed and modified in response to changing business conditions and operations, and as a result of recommendations by the external and internal auditors. In addition, the Company has distributed to its employees its policies for conducting business affairs in a lawful and ethical manner.

The accounting firm of Ernst & Young LLP has performed an independent audit of the Company's financial statements. Their audit was performed in accordance with auditing standards generally accepted in the United States. Management believes that all representations made to Ernst & Young LLP during its audit were valid and appropriate.

The adequacy of the Company's internal controls and the accounting principles employed in financial reporting are under the general oversight of the Audit Committee of the Board of Trustees. The Audit Committee, consisting solely of outside Trustees, meets periodically with the external auditors, the internal auditors and representatives of management to discuss auditing and financial reporting matters. The external auditors and the internal auditors also have full and free access to meet privately with the Audit Committee.

Willard G. Rouse III
Chairman of the Board of Trustees and Chief Executive Officer

George J. Alburger, Jr.
Executive Vice President and Chief Financial Officer

## Report of Independent Auditors

To The Board of Trustees and Shareholders
Liberty Property Trust

We have audited the accompanying consolidated balance sheets of Liberty Property Trust (the "Trust") as of December 31, 2001 and 2000, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Liberty Property Trust at December 31, 2001 and 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Philadelphia, Pennsylvania
February 5, 2002

## Market for Registrant's Common Equity and Related Shareholders' Matters

The Common Shares are traded on the New York Stock Exchange under the symbol "LRY." There is no established public trading market for the Common Units. The following table sets forth, for the calendar quarters indicated, the high and low closing prices of the Common Shares on the New York Stock Exchange, and the dividends declared per Common Share for such calendar quarter.

| | High | Low | Dividends Declared per Common Share |
|---|---|---|---|
| **2001** | | | |
| **First Quarter** | **$28.24** | **$26.30** | **$0.57** |
| **Second Quarter** | **29.86** | **27.50** | **0.57** |
| **Third Quarter** | **31.10** | **27.70** | **0.59** |
| **Fourth Quarter** | **30.24** | **25.75** | **0.59** |
| 2000 | | | |
| First Quarter | $24.50 | $22.00 | $0.52 |
| Second Quarter | 26.94 | 23.25 | 0.52 |
| Third Quarter | 28.97 | 26.13 | 0.57 |
| Fourth Quarter | 28.81 | 25.44 | 0.57 |

As of March 1, 2002, the Common Shares were held by 1,296 holders of record. Since its initial public offering, the Company has paid regular and uninterrupted dividends.

Although the Company currently anticipates that comparable cash dividends will continue to be paid in the future, the payment of future dividends by the Company will be at the discretion of the Board of Trustees and will depend on numerous factors including the Company's cash flow, its financial condition, capital requirements, annual distribution requirements under the REIT provisions of the Internal Revenue Code of 1986, as amended, and such other factors as the Board of Trustees deems relevant.

# Corporate Information



## Executive Officers

Willard G. Rouse III
*Chairman,*
*Chief Executive Officer*

William P. Hankowsky
*President,*
*Chief Investment Officer*

Joseph P. Denny
*Vice Chairman*

Robert E. Fenza
*Executive Vice President,*
*Chief Operating Officer*

George J. Alburger, Jr.
*Executive Vice President,*
*Chief Financial Officer*

James J. Bowes
*Secretary, General Counsel*

## Senior Officers

John A. Castorina
*Senior Vice President*

Craig A. Cope
*Vice President, City Manager*

John N. DiVall
*Vice President, City Manager*

James K. Flannery
*Vice President, City Manager*

Ward J. Fitzgerald
*Senior Vice President,*
*Regional Director*

John S. Gattuso
*Senior Vice President, National*
*Marketing and Development*

Lawrence D. Gildea
*Senior Vice President,*
*Regional Director*

Robert Goldschmidt
*Senior Vice President,*
*Regional Director*

Michael T. Hagan
*Senior Vice President,*
*Acquisitions and Dispositions*

David M. Jellison
*Vice President, City Manager*

Robert L. Kiel
*Senior Vice President,*
*Regional Director*

Ralph. D. Kittrell
*Vice President, City Manager*

Alan T. Lingerfelt
*Senior Vice President,*
*City Manager*

James C. Lutz
*Senior Vice President, Development*

James V. Maneri
*Senior Vice President, City Manager*

James J. Mazzarelli
*Senior Vice President*

Steven E. Messaros
*Senior Vice President,*
*Financial Services*

Kevin P. Shea
*Vice President, City Manager*

F. Bogue Wallin
*Vice President, City Manager*

Edward R. Washington
*Vice President, City Manager*

Stephen J. Whitley
*Senior Vice President, City Manager*

## Shareholder Services

Shareholders with questions concerning share certificates, account information, dividend payments or share transfers should contact:

EquiServe Trust Company, N. A.
P.O. Box 43010
Providence, RI 02940
(800) 944-2214

## Investor Relations

For help with questions about the company, and for additional corporate information such as Liberty Property Trust's annual report on Form 10-K, please contact:

Jeanne A. Leonard
Director, Investor Relations
Liberty Property Trust
65 Valley Stream Parkway
Malvern, PA 19355
(610) 648-1704 or visit our website at
www.libertyproperty.com

## Dividend Reinvestment

To obtain a prospectus and enrollment information for Liberty Property Trust's dividend reinvestment and share purchase plan, please contact:

EquiServe Trust Company, N.A.
Dividend Reinvestment Department
P.O. Box 43010
Providence, RI 02940
(800) 944-2214

## Stock Listing

Liberty Property Trust's common shares are traded on the New York Stock Exchange under the symbol "LRY," and its preferred shares are traded under the symbol "LRYpfA."

## Annual Meeting

The annual meeting of shareholders will be held at 11:00 a.m. May 22, 2002 at The Westin Philadelphia, Liberty Place, 99 South 17th Street, Philadelphia, Pennsylvania.

## Legal Counsel

Wolf, Block, Schorr
& Solis-Cohen, LLP
1650 Arch Street
Philadelphia, PA 19103-2097

## Independent Auditors

Ernst & Young LLP
Two Commerce Square
2001 Market Street
Philadelphia, PA 19103

*Design: Creative Strategy Group, Inc. | csg-design.com Printing: Innovation Printing and Lithography, Inc.*

# Liberty Property Trust is:

Harrison Ackerman
Stephen Ahern
George Alburger
Drew Allison
Philip Almonte
Jeanne Armstrong
Deborah Ayer
Chris Babich
Kristina Bachman
Coreena Bailey
Geraldine Baker
Omar Baldwin
Emily Ballenger
Carolyn Barr
Jennifer Barrett
Samuel Barth
Shane Beane
Sarah Bennett
Nicole Bennyhoff
Thomas Berridge
Thomas Berridge IV
Lisa Bianchini
Karla Billig
Caroline Binns
Barbara Bishop
Terrance Blake
Alex Boguk
Belinda Boland
Deloris Bowen
James Bowes
John Brandon
Timothy Braun
Jacqueline Brautigam
Mike Breland
Nancy Brenek
Troy Briggs
Jennifer Britt
Laurie Brown
Pam Brown
Kimberly Browne
Amy Buckley
Gregory Buckner
John Buffkin
Anthony Buonadonna
Michelle Burkey
Marie Burns
Ian Burr
Brad Butler
Howard Buzzard
Gina Bystedt
Norberto Caban
Steve Cabelus
Claire Cahill
Susan Canino
John Carter
William Case
Rick Casey
John Castorina
Catherine Catchpole
Shelby Christensen
Rita Christiano
Andrea Ciuca
Adriene Clark
Brian Cohen
David Colbert
April Cole
Bryan Coleman
Byron Coleman
Jeff Compton
Nick Condon
James Conner
Robert Coover
Craig Cope
Elizabeth Corey
Marcus Cornelius
Brian Cottone
Deby Cownden
Jennifer Craig
Richard Cross
John Crow
Ralph Crowther
Denise Currin
Rosemary D'Allura
Dana Dame
Kris Daniels
Ken Dardes
Douglas Davidson
Jim Daywalt
Michael DeMezzo
Robert DeMezzo
Joe Denny
Heather Detwiler
Julie Deutsch
Lisa Dickard
Marc DiLullo
John DiVall
Frederick Dougherty
Scott Dougherty
Salvatore Dragone
Rory Dunn
Steven Dunn
Christopher Eckerd
Christine Embleton
Bryan Emde
Ralph Emerson
Shannon Ervin
Ellen Everett
Colleen Falicki
Lori Farish
Kimberly Farmer
Gayle Feineis
Joe Fenza
Mike Fenza
Rob Fenza
Amy Field
Michele Fillippo
Diana Finn
Ward Fitzgerald
James Flannery
Tina Fleming-Duvall
Massie Flippin
John Foot
Susan Ford
Deborah Frank
Nicole Freed
John Gattuso
Brian Gehris
Karen Gehrman
Michele Geilfuss
Melissa Gerhard
Rachel Gerhard
Melanie Gibson-Barton
Janell Gilardone
Keith Gilbert
Larry Gildea
Rita Gillespie
Margaret Giordani
Bob Goldschmidt
Mark Goldstein
Shannon Gomez
Tina Goodman
Eric Gottshall
Wendy Greer
Mike Hagan
Judith Hahn
Bill Hankowsky
Lisa Hansen
Randal Hansen
Sandra Harrell
Richard Harren
Bruce Hartlein
Adrienne Haskell
Joseph Hauska
James Heisey II
Parker Hendrix
Mary Henrie
Chris Herrick
Kerry Hewson
Maria Hikins
Amy Hill
Skip Hill
Wally Hodges
Denise Hogan
Jason Honesty
Angela Hopper
William Hopson
Lloyd Horvath
Charles Hughes
Sharonlee Hughes
Margo Hunt
Nicola Hutton
Mark Jackson
Todd Jackson
David Jellison
Owen Jepsen
Douglas Johnson
Heather Johnson
Jeanine Johnson
Joanna Johnson
Randy Johnson
Joseph Johnston
Denise Jones
Rob Jones
Afshan Kaler
Deidre Kelley
Susan Kelly
Rita Kempski
Kathy Kiczula
Bob Kiel
Beverly Kindermann
Ralph Kittrell
Tonya Klein
Christina Knapper
Elizabeth Kozin
Albert Kraft
Janet Kraft
Dana Kuper
Jill La Veck
Kathryn Lacy
Craig LaLoup
Scot Lambert
Jennifer Landis
Jason Lauzon
Ric Lawson
George Ledwith
Jeanne Leonard
Steve Leszcynski
Lorri Lilly
Alan Lingerfelt
Jill Long
Paul Loosmann
Gary Lorgus
Jennifer Lowe
Robert Lowery
Jim Lutz
Willow Lynch
Kathy Maeers
Scott Mallalieu
Wesley Malone
Jim Maneri
Elizabeth Manning
Timothy Mansfield
Kimberly Marencin
Robin Marshall
Tommy Martin
Judy Mason
Jim Mazzarelli
Joe McCabe
Terence McCann
Jodie McClelland
Cathleen McDermott
Janet McElroy
Joy McKelvey
Glenn McKendry
Mary McLean
Lynn Medley
Andrew Mele
Steve Messaros
Michael Miller
Todd Miller
Crystal Mitchell
Doris Mitchell
Owen Mohr
Richard Molina
Lenore Moor
Patrick Morello
Mary Beth Morrissey
Katherine Mortensen
Robert Murdocca
Michael Murphy
Rosann Musso
Christian Nascimento
Amanda Nguyen
James Nice
Greg Niland
Leah Norman
Karen Okey
Kostas Omiridis
Crista Oser
Pete Owad
Pete Owad III
Joseph Pacitti
Jennifer Palmquist
Tiffany Pandolfo
Lois Paskow
Jeffrey Patti
Tracey Peacock
Rhonda Penwright
William Peterson
Steven Petrove
Sue Petruno
Shirley Plant
Kristy Poh
Leslie Price
Theresa Price
Richard Pritchett
Carla Puckett
Neil Quinn
Carlton Randolph
Ann Rhoads
Susan Roberts
Henry Robinson
Elizabeth Roche
James Rodgers
Maria Rodriguez
Clare Rogers
Joan Rosengarten
Stacey Rossetti
Darlene Rossi
Bill Rouse
James Rowland
Paul Rubincam III
Reed Rummel
Bob Rustad
Troy Ruth
Mary Jo Salazar
William Sanderson
Wilson Santiago
Megan Saydah
Stephen Schmid
Steven Schneiger
Thomas Schoenberger
Jim Schow
Leo Scott
Leslie Scruggs
Bob Sekola
James Seurer
Gloria Shauf
Thomas Shaver
Kevin Shea
Deb Sheehan
Anne Sheppard
Allison Silva
Barb Smith
Marilyn Smith
Matt Smith
Cathy Smyth
Steve Snyder
Kimberly Specht
Kathie Spencer
Nicole Spiewak
John Spitz
Penny Stanger
Steven Stefansky
Joan Steinmetz
Andrew Stellatos
Lori Stevens
Paul Sticha
Geoffrey Stiekes
LuAnn Stiles
Jeff Stiras
Heather Stoehr
Leroy Stokes
Tamar Stone
Alicia Stonebridge
Roger Straley
Colleen Straub
James Strojan
Michael Stumpo
Jim Sunday
Tonya Swartz
Jackson Taunton IV
Vivien Taylor
Rich Taylor
Sherry Teets
Marla Thalheimer
Curt Thieme
Robert Thieme
Karen Thorp
Anne Toal
Cathy Tornetta
Joseph Trinkle
Susan Tucker
Ingrid Twigg
Teresa VanStraaten
Ingrid Vasquez
Tina Veen
John Vidor
Jimmy Vinson
Helen Vitoria
Rocco Vitucci
Donna Wagner
Christine Waite
Alyse Walker
Bogue Wallin
Carolyn Walsh
Craig Waring
Edward Washington
Beverly Watkins
Mary Weaver
Richard Weiblen
Kristin Weise
Stephen Whitley
Karl Wightwick
Lindsey Wilkerson
William Wilkerson
Chris Williams
Phillip Williams
Robert Williams
Tonya Williams
Stephen Williamson
Scott Wilson
Erick Woodhouse
Jennifer Yonchuk
Mary Young
Melissa Yuhas
Michael Yuhasz

**Liberty Property Trust Headquarters:**
65 Valley Stream Parkway
Malvern, Pennsylvania 19355
(610) 648-1700
www.libertyproperty.com

## Full-Service Local Offices

65 Valley Stream Parkway
Suite 300
Malvern, PA 19355
(610) 648-1700

125 Witmer Road
Horsham, PA 19044
(215) 682-9902

Eight Penn Center
1628 John F. Kennedy Boulevard,
Suite 1100
Philadelphia, PA 19103
(215) 568-4100

901 Route 73, Suite 100
Marlton, NJ 08053
(856) 983-2800

1510 Valley Center Parkway
Suite 240
Bethlehem, PA 18017
(610) 867-9100

5950 Symphony Woods Road
Suite 210
Columbia, MD 21044
(410) 715-3333

12 South Third Street
Richmond, VA 23219
(804) 644-9111

2809 South Lynnhaven Road
Suite 145
Virginia Beach, VA 23452
(757) 498-4800

200 CentrePort Drive
Suite 350
Greensboro, NC 27409
(336) 668-9307

55 Beattie Place
Suite 310
Greenville, SC 29601
(864) 232-8160

4190 Belfort Road, Suite 160
Jacksonville, FL 32216
(904) 296-1776

2400 Lake Orange Drive
Suite 110
Orlando, FL 32837
(407) 447-1776

4630 Woodland Corporate Boulevard
Suite 150
Tampa, FL 33614
(813) 881-1776

777 Yamato Road, Suite 135
Boca Raton, FL 33431
(561) 999-0310

10400 Viking Drive
Suite 130
Eden Prairie, MN 55344
(952) 947-1100

26957 Northwestern Highway
Suite 140
Southfield, MI 48034
(248) 262-1010

11414 W. Park Place
Milwaukee, WI 53224
(414) 979-0222

25 Gibson Drive
Kings Hill
West Malling
Kent
United Kingdom ME19 4RL
011-44-1-732-870-375